Exhibit 2.1

SALE AND PURCHASE AGREEMENT

by and among

Newell Rubbermaid Inc.

and

Jardin International Holding BV

Dated as of January 12, 2005

(continued)

(continued)

(continued)

(continued)

Exhibits

Exhibit A	EHP Subsidiaries

Exhibit B	Transferred Subsidiaries

Exhibit B-1	Stock Sellers

Exhibit C	Business Sellers

Exhibit D	Terms of Promissory Note

Exhibit E	Terms of Transition Services

Exhibit F	Form of Local Agreement

v

SALE AND PURCHASE AGREEMENT

     SALE AND PURCHASE AGREEMENT (the “Agreement”), dated as of January 12, 2005, by and among Newell Rubbermaid Inc., a corporation organized under the laws of the state of Delaware (“Parent”) and Jardin International Holding BV, a corporation organized under the laws of The Netherlands (the “Purchaser”).

WITNESSETH:

     WHEREAS, certain Subsidiaries of Parent, as listed in Exhibit A (each an “EHP Subsidiary” and collectively the “EHP Subsidiaries”), are engaged in the manufacturing and marketing, in various countries, of plastic products for home storage and garage organization, food storage, laundry, bath, cleaning, closet organization and refuse removal, such manufacturing and marketing activities representing the European operations of the Home Products business line of the Newell Rubbermaid group (the “EHP Business”);

     WHEREAS, Parent is the ultimate parent company of the EHP Subsidiaries;

     WHEREAS, Parent desires to cause certain of its Subsidiaries to sell the EHP Business;

     WHEREAS, Purchaser has indicated its interest to purchase the EHP Business;

     WHEREAS, during the negotiations preceding the present Agreement, Purchaser and its advisors have been given the opportunity to ask questions and obtain certain answers from Parent about the EHP Business, its operations and its financial status and have received access to certain financial information and documents relating to it;

     WHEREAS, the parties have decided to execute this Agreement, acknowledging that this is an arm’s length transaction, considering the risks relating to the financial status of the Transferred Subsidiaries and the level of the Assumed Liabilities;

     WHEREAS, the acquisition of the EHP Business pursuant to this Agreement shall be made through (i) the sale and purchase of the shares of capital stock owned by such Subsidiaries of Parent (the “Transferred Stock”) of the EHP Subsidiaries listed in Exhibit B hereto (each a “Transferred Subsidiary”, and collectively the “Transferred Subsidiaries”), and (ii) the sale and purchase of the Transferred Assets (as defined in Section 1.3) and the assumption of the Assumed Liabilities (as defined in Section 1.5) from the EHP Subsidiaries listed in Exhibit C hereto (each a “Business Seller”, and collectively the “Business Sellers”), such Transferred Assets and Assumed Liabilities to be transferred and assumed as a going concern (fonds de commerce) all on the terms, subject to the conditions and for the consideration set forth in this Agreement.

     WHEREAS, each of Parent and the Purchaser acknowledges that none of the transactions contemplated by this agreement shall become effective or irreversible until and unless the proposed sale of the Transferred Stock and the Transferred Assets and the assumption of the Assumed Liabilities as a going concern (including liabilities relating to the Business Transferred Employees, as defined in Section 11.18) shall have been notified to the appropriate workers’ councils or similar employees’ representatives, to the extent and in the manner required under applicable laws, all information and consultation processes with such councils or employees’ representatives shall have been duly completed and all necessary opinions of such councils or representatives shall have been received by the Transferred Subsidiaries, Business Sellers and Stock Sellers (as defined in Section 1.2) concerned, and each such Transferred Subsidiary, Business Seller and Stock Seller shall have given due consideration to such opinions in the context of the proposed sale of the Transferred Stock and the Transferred Assets.

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions herein contained, the parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE OF THE ASSETS; ASSUMPTION OF LIABILITIES

Section 1.1 Sale and Purchase of EHP Business

     On the terms and subject to the conditions stated herein, Parent agrees to sell, transfer and deliver to the Purchaser at the Closing (as such term is defined in Section 8.5), and the Purchaser agrees to purchase from Parent at the Closing, the EHP Business, along with substantially all its components which are necessary to operate the EHP Business as further described in this Agreement (including, without limitation, the four real estate properties located in Poland, Luxembourg, Spain and Hungary, around 2,500 molds capable of manufacturing, inter alia, the active Home Products which appear in the EHP commercial catalogs for 2004 and in the stock keeping units item file attached hereto as Schedule 1.1(A), approximately 160 machines (and secondary equipment) capable of producing 170,000 lock power and the equipment located within the automated warehouse, as well as assets listed in Schedule 1.1(B), and except as provided under this Agreement or the Transition Services Agreements (as defined in Section 6.11) and without prejudice to the parties’ rights thereunder.

     The transfer of the EHP Business will be made by way of the transfer of the Transferred Stock and the Transferred Assets.

Section 1.2 Sale and Purchase of the Transferred Stock

     On the terms and subject to the conditions stated herein (including the covenant relating to Secondary Transfers as set forth in Section 6.2(a) of this Agreement), Parent agrees to cause each of its Subsidiaries listed in Exhibit B-I hereto

(each a “Stock Seller”, and collectively the “Stock Sellers”) to sell, transfer and deliver to the Purchaser at the Closing, and the Purchaser agrees to purchase from the Stock Sellers at the Closing, all shares of Transferred Stock owned by such Stock Sellers.

Section 1.3 Sale and Purchase of the Transferred Assets

     On the terms and subject to the conditions stated herein, Parent agrees to cause the Business Sellers to sell, transfer, convey, assign and deliver to the Purchaser at the Closing, and the Purchaser agrees to purchase from the Business Sellers at the Closing, all of the Business Sellers’ rights and interests in and title to (x) the Assets set forth in Schedule 1.3 hereto and (y) the other Assets primarily relating to or used primarily in the conduct of the EHP Business as the same may exist on the Closing Date (as defined in Section 8.5) (collectively, the “Transferred Assets”), including without limitation and with respect to each respective Business Seller all those items in the following categories to the extent that such Assets conform to the definition of the term “Transferred Assets”:

     (a) All rights of such Business Seller (to the extent not performed on or prior to the Closing Date) under all contracts, leases (including financial lease agreements), understandings, and commitments existing as of the date hereof or which may be entered into by such Business Seller after the date hereof and on or prior to the Closing Date in compliance with Section 6.1 to the extent these agreements are primarily used in the conduct of the EHP Business (each a “Transferred Contract” and collectively the “Transferred Contracts”);

     (b) Title of such Business Seller to all Owned Real Property (as defined in Section 4.8(b)) and all rights and interests of such Business Seller in any Leased Real Property (as defined in Section 4.8(c));

     (c) Subject to compliance with Section 6.12, all inventories of the EHP Business including, without limitation, all finished products which are immediately saleable or ready to be sold and are on hand at the Business Sellers’ plants, in transit, or in such Business Seller’s distribution system, wherever located on the Closing Date, and raw materials, packaging materials and works in process, wherever located on the Closing Date, together with each Business Seller’s right and interest in and title to the spare parts, replacement and component parts, supplies and promotional materials, and any products under development;

     (d) The client base in connection with the EHP Business, together with the right of the Purchaser to represent itself as carrying on the EHP Business as the successor of the Business Seller;

     (e) All customer lists, supplier lists, and other books and records in the possession (or under the control) of the Business Seller (or, to the extent that (i) such books and records are Excluded Assets under Section 1.4(d) and (ii) such books and records include data that concern the EHP Business but any such data is commingled with the data of the Business Seller that does not concern the EHP Business, copies or extracts of the relevant portions of all such data that are necessary for the Purchaser to operate the EHP Business as currently conducted as determined by an independent accounting firm jointly designated by Parent and the Purchaser, in accordance with Section 6.2 below) (the “Transferred Books and Records”);

     (f) The rights and interests in the Intellectual Property (as defined in Section 4.11(a)) and all intellectual property (including author’s rights) rights related thereto, whether registered, unregistered or subject to an application or registration as well as any IT licenses for a number of users consistent with the 2004 practice;

     (g) The Business Transferred Employees in compliance with Section 6.5;

     (h) All machinery, material handling equipment and molds, office equipment, furniture and furnishings, vehicles, tools and all other moveable tangible property, wherever located, including any office equipment exclusively assigned to the Business Transferred Employees (including laptop computers, cell phones and related equipment), telephone lines and numbers (whenever possible), and the benefit of services provided for such equipment under the terms of servicing and maintenance contracts with service providers;

     (i) The benefit (insofar as such benefit may lawfully be transferred to or held in trust for the Purchaser and otherwise in accordance with Section 6.13(e) hereof) of all rights and claims of the Business Seller arising at any time out of or in connection with the Transferred Assets or the Assumed Liabilities whether arising from any warranties, conditions, guarantees, indemnities, contracts, agreements or, otherwise, in each case whether express or implied (the “Transferred Claims”);

     (j) The benefit (insofar as such benefit may lawfully be transferred to or held in trust for the Purchaser and otherwise in accordance with Section 6.13(e) hereof) of the Accounts Receivable of the Business Seller, whether or not yet due or payable, outstanding and unpaid on the Closing Date, excluding any Tax refunds reflected on the books of the Business Sellers as of the Closing Date other than any such Tax refunds related to VAT or local Taxes for which, in each case, the Purchaser is responsible pursuant to Article VII;

     (k) The benefit (insofar as such benefit may lawfully be transferred) of licenses, permits, franchises, certificates and approvals issued by any Governmental Authority to the Business Seller (the “Transferred Permits”); and

     (l) Any and all other Assets owned by the Business Seller on the Closing Date (other than Excluded Assets).

Section 1.4 Excluded Assets

     The Business Sellers will retain and not transfer, and the Purchaser will not purchase or acquire, the following Assets (collectively, the “Excluded Assets”):

     (a) Any of the Assets of the Business Sellers which do not primarily relate to and are not used primarily in the conduct of the EHP Business, including the distribution agreement entered into with GEODIS;

     (b) The “Newell”, “Rubbermaid” and “Take Along” terms, trademarks and brands and all intellectual property rights related thereto, whether registered, unregistered or subject to an application for registration;

     (c) All insurance policies except as otherwise expressly provided in this Agreement, including as set forth in Section 6.14;

     (d) Without prejudice to Section 1.3 (e), the following books and records: any books and records that a Business Seller is required by law to retain, any tax reports and returns, the Business Seller’s corporate minute books, any other books and records relating to internal corporate matters, and any other books and records relating to financial relationships with the Business Seller’s lenders or affiliates;

     (e) Any claims, rights and interest in and to any refunds of any Taxes for which Parent is responsible under Article VII hereof;

     (f) All employees of any Business Seller not included in the Business Transferred Employees and any office equipment exclusively assigned to such employees of the Business Seller (including laptop computers, cell phones and related equipment) and the benefit of services provided for such equipment under the terms of servicing and maintenance contracts with service providers; and

     (g) All shared services provided to any Business Seller by Parent or any Affiliate of Parent that is not an EHP Subsidiary, except any services to be furnished pursuant to Section 6.11 hereto or as otherwise expressly provided herein.

Section 1.5 Assumption of the Assumed Liabilities

     At the Closing, Purchaser shall assume, duly and punctually pay, satisfy, discharge, perform or fulfill, in accordance with the respective terms thereof, all of the following Liabilities of each Business Seller (collectively, the “Assumed Liabilities”) to the exclusion of any and all Liabilities held by the Business Seller and not specifically listed below in this Section:

     (a) any and all accounts payable and other Liabilities relating primarily to the EHP Business or the Transferred Assets, including the Transferred Contracts, that exist as of the Closing Date, except, in each case, for (A) Liabilities for Taxes to be paid by any Business Seller under Section 7.1, (B) Liabilities in respect of Employees or Plans (as defined in Section 4.14) except to the extent specifically assumed by the Purchaser pursuant to Section 6.5, and (C) Liabilities in connection with the dispute between Curver SAS and Mr. Bornet as further described in Schedule 4.11(c) ;

     (b) Without prejudice to Section 6.14, any product warranty or liability claims by third-parties arising after the Closing from EHP Business products sold on or prior to the Closing Date (which shall specifically exclude any liabilities arising from the sale of non-EHP Business products); and

     (c) Any rebates payable on or after the Closing Date under any distribution or sales contract exclusively related to the conduct of the EHP Business which has been entered into by any Business Seller prior to the Closing Date (the “Rebates”).

     (d) any inter-company indebtedness within the EHP Business that (i) is related to the EHP Business, (ii) is recorded as a payable on the books of the Business Seller and (iii) for which a corresponding receivable is recorded as of the Closing Date on the books of any of the Transferred Subsidiaries or any Business Seller, but only to the extent such receivable is transferred to the Purchaser as part of the Transferred Assets or as part of the Assets of any Transferred Subsidiary.

ARTICLE II

PURCHASE PRICE

Section 2.1 Components of Purchase Price

     (a) The aggregate consideration for the EHP Business as a whole that the Purchaser will pay to Parent (for subsequent distribution to the Stock Sellers and the Business Sellers under the sole responsibility of Parent) for the sale, transfer and delivery of the Transferred Stock and the Transferred Assets and the assumption of the Assumed Liabilities shall be comprised of:

(i)	US$9.5 million (the “Initial Purchase Price”) as consideration for the Transferred Stock, the Transferred Assets and the Assumed Liabilities. The Initial Purchase Price will be paid under the following conditions:

(a)	US$4.5 million payable in cash on the Closing Date as purchase price for the Transferred Stock, allocated among each Transferred Subsidiary as follows :

Rubbermaid Luxemburg Sarl Newell Rubbermaid Poland SA Rubbermaid Kft Rubbermaid Iberia SA Rubbermaid GmbH Curver Italia Srl	: : : : : :	US$2,000,000 US$1,000,000 US$1,000,000 US$ 300,000 US$ 150,000 US$ 50,000

(b)	$1 payable in cash on the Closing Date as purchase price for each of the Transferred Assets and Assumed Liabilities acquired from each Business Seller; and

(c)	US$5 million payable under a promissory note, subject to the terms summarized in Exhibit D (the “Note”) provided that the amounts actually paid under the terms of the Note will be allocated among the Transferred Stock and the various categories of Transferred Assets on a basis proportional to the breakdown of set forth in paragraphs (a) and (b) above.

(ii)	US$0.5 million payable in cash on the Closing Date increased by an additional price (the “Additional IP and Molds Price”) equal to a maximum amount of US$ 25 million (under the conditions of Section 3.2 below), as consideration for both (a) the Intellectual Property included in the Transferred Assets and (b)

the molds included in the Transferred Assets (such molds being referred to as the “Transferred Molds”).

     The Initial Purchase Price is exclusive of any VAT and any transfer taxes in respect of which the provisions of Sections 11.3(b) and (c) shall apply. The Initial Purchase Price shall be paid by the Purchaser to Parent acting for itself and on behalf of the Stock Sellers and the Business Sellers, subject to any additional legal requirements contained in any relevant Local Agreement relating to any direct payments required thereunder or as otherwise agreed by the Purchaser and Parent. The Additional IP and Molds Price, if any, shall be paid by the Purchaser to Parent pursuant to Section 3.2 below.

ARTICLE III

INITIAL PURCHASE PRICE ADJUSTMENT; IP AND MOLDS ADDITIONAL PRICE

Section 3.1 Initial Purchase Price Adjustment

     (a) As promptly as practicable, but no later than 60 days following the Closing Date, Parent will prepare and deliver or cause to be prepared and delivered to the Purchaser, a statement (the “Financial Certificate”), that sets forth (i) the aggregate amount of Cash of the EHP Business as of the Closing Date (the “Closing Date Cash Position”), (ii) the aggregate amount of the Financial Debt, if any, of the EHP Business as of the Closing Date (the “Closing Date Financial Debt”) and (iii) the Net Working Capital of the EHP Business, giving effect to the Secondary Transfers (as defined in Section 6.2(a)), as of the Closing Date (the “Closing Net Working Capital”). The Closing Date Cash Position and the Closing Date Financial Debt shall be prepared and the Closing Date Net Working Capital shall be determined in accordance with the accounting principles specified in Schedule 3.1(a) hereto (the “Agreed Accounting Principles”), which reflect the principles used in the preparation of the Net Working Capital Position (all as defined in Section 4.6) applied on a consistent basis throughout the periods specified in Section 4.6. The Closing Net Working Capital shall take into account the physical inventory performed in accordance with Section 6.3(c).

     For purposes of this Section 3.1(a), the Purchaser shall cause all the Transferred Subsidiaries and their respective employees to, and shall, (i) assist Parent, the Business Sellers and the Stock Sellers in the preparation of the Financial Certificate and (ii) provide Parent, the Business Sellers and the Stock Sellers and its accountants and advisors reasonable access during normal business hours to such personnel, books and records as may be necessary for the preparation of the Financial Certificate, until the delivery of the Financial Certificate.

     (b) Following receipt of the Financial Certificate, the Purchaser shall have 30 days from the date of such receipt (the “Review Period”) to review such document. In connection with such review, Parent shall grant the Purchaser reasonable access to its records relating to the EHP Business, to the extent retained by Parent or any Business Seller or Stock Seller. If the Purchaser in good faith disagrees with any item or amount shown or reflected in the Financial Certificate, the Purchaser may, on or prior to the last day of the Review Period, deliver a notice to Parent setting forth, in reasonable detail, each disputed item or amount and the basis for the Purchaser’s disagreement therewith, together with supporting calculations (the “Dispute Notice”). If no Dispute Notice is received by Parent on or prior to the last day of the Review Period, the Financial Certificate shall be deemed accepted by the Purchaser.

     (c) If Parent and the Purchaser shall not have resolved all of the issues set forth in the Dispute Notice within 30 days after Parent’s receipt of the Dispute Notice,

not later than five days thereafter Parent and the Purchaser shall jointly contact, first, the Paris office of Mazard & Guérard, and if such firm is not able to provide the services required hereunder, then Groupe Constantin, and if such firm is not able to provide the services required hereunder, an accounting firm experienced in international transactions as designated by the President of the Paris Commercial Court, acting en référé at the initiative of either Parent of the Purchaser. The independent accounting firm retained by Parent and the Purchaser pursuant to the preceding sentence (the “Accountant”) shall act as an arbitrator (as contemplated by article 1592 of the French Civil Code) to determine, based solely on the written submissions of the Purchaser and Parent, and not by way of an independent review, only those items still in dispute, which items shall be submitted to the Accountant by Parent and the Purchaser within 10 days of the Accountant being retained.

     (d) The Accountant’s determination with respect to each of the disputed items specified in the Dispute Notice shall be made within 30 days of the submission of the items remaining in dispute under the Dispute Notice, and shall be set forth in a report (the “Adjustment Report”), with the revisions, if any, to be made to the Financial Certificate, Closing Date Cash Position, Closing Date Financial Debt, or the Closing Net Working Capital, together with supporting calculations. The fees and expenses of Accountant shall be borne by (i) the Purchaser if application of the provisions of this Section 3.1(d) results in no net adjustment being made or a net adjustment being made in favor of Parent and (ii) by Parent if application of the provisions of this Section 3.1(d) results in a net adjustment being made in favor of the Purchaser. The Adjustment Report shall be final and binding upon Parent and the Purchaser.

     (e) The Initial Purchase Price shall be (i) increased on a dollar-for-dollar basis by the Adjusted Closing Date Cash Position and (ii) decreased on a dollar-for-dollar basis by (A) the Adjusted Closing Date Financial Debt and (B) the amount by which the Adjusted Closing Net Working Capital is less than €34 million (the net amount of such decreases, being the “Adjustment”). The term “Adjusted Closing Date Cash Position” shall mean the Closing Date Cash Position that is set forth in the Adjusted Financial Certificate (as defined below). The term “Adjusted Closing Date Financial Debt” shall mean the Closing Date Financial Debt that is set forth in the Adjusted Financial Certificate. The term “Adjusted Closing Net Working Capital” shall mean the Net Working Capital of the EHP Business the amount of which is set forth on the Adjusted Financial Certificate. The term “Adjusted Financial Certificate” shall mean the definitive Financial Certificate agreed or deemed to have been agreed to by Parent and the Purchaser in accordance with Section 3.1(b) or the definitive Financial Certificate resulting from the determinations made by the Accountant in accordance with Section 3.1(d) (in addition to those items, if any, theretofore agreed to by Parent and the Purchaser).

     (f) Following the delivery of the Adjusted Financial Certificate, if the Adjustment is less than or equal to US$5 million, the amount of the Adjustment, together with interest on the amount of such Adjustment at the rate equal to the three-month Euribor rate (as published by the European Banking Federation on the Closing Date) during the period lasting from the Closing Date until the date of delivery of the

Adjusted Financial Certificate, shall be applied and set-off against the amount of the Note, which shall be reduced by the amount of such Adjustment without further action by either Parent or the Purchaser.

     If the amount of the Adjustment is greater than US$5 million, the excess above US$5 million shall be applied as follows: (i) up to the first US$2 million (A) one half shall be applied and offset against the first payments due from Purchaser to Parent under Section 3.2 hereof (provided that Parent’s obligation in respect of this one-half portion of the Adjustment shall be limited to the aggregate amount of the Purchaser’s payment obligations arising under Section 3.2) and (B) one half shall be paid by Parent to the Purchaser no more than 30 days after the delivery of the Adjusted Financial Certificate (or after the date on which the Financial Certificate shall be deemed to constitute the Adjusted Financial Certificate); and (ii) any amounts beyond US$2 million shall be paid by Parent to the Purchaser no more than 30 days after the delivery of the Adjusted Financial Certificate (or after the date on which the Financial Certificate shall be deemed to constitute the Adjusted Financial Certificate);

     Any payment under this Section 3.1(f) shall be made by wire transfer of immediately available funds to the account of the Purchaser, such account having been designated in writing at least two Business Days prior to the date on which such payment is scheduled to be made.

     (g) All amounts used or calculated in this Section 3.1 and denominated in currency other than US dollars shall first be determined in such other currency and then translated into US dollars using the prevailing spot rate of exchange on the Closing Date as published by Bloomberg on the Business Day immediately following the Closing Date.

     All payments to be made under this Agreement, unless otherwise specified, shall be made in US dollars.

Section 3.2 Additional IP and Molds Price

     (a) Parent (for subsequent distribution to Rubbermaid BV under the sole responsibility of Parent) shall be entitled to the payment of Additional IP and Molds Price based on the provisions of this Section 3.2, as additional consideration for the Intellectual Property and the Transferred Molds.

     (b) The Additional IP and Molds Price shall be calculated based on the cumulative Adjusted EBIT for the five fiscal years ending December 31, 2005 through December 31, 2009, inclusive (the “Earn Out Period”), it being agreed that (A) the first fiscal year will include only the period from the Closing Date to December 31, 2005, (B) the Adjusted EBIT shall include (i) an adjustment equal to 5% of the combined net sales of the EHP Business to approximate corporate charge expenses, which amount shall be added to the selling, general and administrative expenses incurred by the EHP Business, provided that the Purchaser shall provide a list of items included in such 5% adjustment and shall deliver a certificate stating that such expenses have not already been included in the profit and loss statement of the

EHP Business and (ii) the profits generated by any of the Purchaser’s Subsidiaries or Affiliates from the use of any Assets of the Transferred Subsidiaries or Transferred Assets, to the extent that such Assets or any right attached thereto have been transferred, leased or licensed, or otherwise made available to such Purchaser’s Subsidiary or Affiliates, at any time during the Earn Out Period, and (C) the aggregate amount to be paid to Parent in connection with such Additional IP and Molds Price shall be capped at US$25 million. The Additional IP and Molds Price payable by the Purchaser to Parent shall amount for each relevant fiscal year to the total of 50% of the cumulative Adjusted EBIT (as determined in accordance with Section 3.2(e) below) generated by the EHP Business from the Closing Date through the end of such fiscal year less amounts previously paid pursuant to this Section 3.2. Payments of the Additional IP and Molds Price that may become due for any relevant fiscal year shall be made not later than three months after the end of such fiscal year (subject to any potential dispute regarding any item of the EHP Business Financial Statements in accordance with Section 3.2(e) below).

     (c) For purposes of this Section 3.2, the Adjusted EBIT for each fiscal year during the Earn Out Period shall be determined on the basis of the audited consolidated financial statements for the EHP Business for the relevant fiscal year (collectively the “EHP Business Financial Statements”), including the consolidated balance sheet of the EHP Business for each such fiscal year and the related consolidated profit and loss statement of the EHP Business for each such fiscal year and all annexes and notes thereto.

     The EHP Business Financial Statements shall be based on IFRS and shall be prepared in accordance with accounting principles to be negotiated in good faith and agreed upon by Parent and the Purchaser no later than June 30, 2005.

     (d) As soon as practicable after the end of each relevant fiscal year, but (A) in no event later than March 31 of the following year, the Purchaser shall prepare and deliver the unaudited financial statements for the EHP Business (the “EHP Unaudited Financial Statements”) for such fiscal year to Parent and (B) in no event later than September 30 of the following year, the Purchaser shall prepare and deliver the EHP Business Financial Statements for such fiscal year to Parent. The Purchaser shall deliver the EHP Unaudited Financial Statements and EHP Business Financial Statements for the respective entities as each is finalized. Simultaneously with the delivery of the last EHP Business Financial Statements to Parent, the Purchaser will deliver to Parent a report from its statutory auditors indicating the amount of the Adjusted EBIT generated by the EHP Business for the fiscal year covered by such EHP Business Financial Statements and the cumulative Adjusted EBIT since the beginning of the Earn Out Period (the “Adjusted EBIT Report”). The said statutory auditors shall prepare its report in accordance with this Agreement. For the purposes of this Section 3.2, in each fiscal year during the Earn Out Period, the Purchaser shall provide, and shall cause all of the Transferred Subsidiaries and their respective employees to, provide to the respective accountants and advisors appointed by Parent, the Business Sellers and the Stock Sellers (subject to confidentiality agreements to be signed by these accountants and advisors) reasonable access during normal business hours to the books, records and the financial officers of the entities conducting the

EHP Business, beginning upon Parent’s receipt of the EHP Unaudited Financial Statements for each such entity and until, for each relevant fiscal year, the earlier of (i) the date that the Purchaser and Parent reach agreement on the EHP Unaudited Financial Statements or EHP Business Financial Statements and the Adjusted EBIT Report, as the case may be, for such fiscal year or (ii) the end of the 30-day period referred to in Section 3.2(e).

     (e) In the event that Parent in good faith disagrees with any item in the EHP Business Financial Statements or the Adjusted EBIT Report, Parent shall, within 30 days of the delivery of all EHP Business Financial Statements or the Adjusted EBIT Report, whichever is later, deliver a written notice of such disagreement to the Purchaser, specifying in reasonable detail the amount by which and the reasons why Parent believes particular line items in such EHP Business Financial Statements contain errors or were not prepared in accordance with the accounting principles applied as set forth in Section 3.2(a) and setting forth Parent’s proposed adjustments.

     Thereafter, the Purchaser and Parent shall resolve such disagreement in the manner set forth in Sections 3.1(c) and (d), except that the fees and expenses of the Accountant shall be borne by Parent if application of the provisions of this Section 3.2(e) results in no net adjustment being made and by the Purchaser if application of the provisions of this Section 3.2(e) results in a net adjustment being made in favor of Parent.

     (f) Any payment that may become due from the Purchaser to Parent (on behalf of the Stock Sellers and the Business Sellers) under this Section 3.2 shall be made on (i) the date that is 30 days after the date on which all EHP Unaudited Financial Statements have been delivered to Parent if Parent notifies the Purchaser in writing that it has no disagreement with such EHP Unaudited Financial Statements or (ii) if Parent does not deliver such notice, the earlier of (A) the date that is 30 days after the date on which all EHP Business Financial Statements and the Adjusted EBIT Report have been delivered to Parent if no notice of disagreement is delivered pursuant to Section 3.2(e), (B) the date that is 10 days after the date that the Purchaser and Parent reach agreement on the EHP Business Financial Statements and the Adjusted EBIT Report pursuant to Section 3.2(e), or (C) the date that is 10 days after the date of delivery of the report of the Accountant to Parent and the Purchaser.

     Notwithstanding the foregoing, in the event any payment is made pursuant to clause (i) above, if there is a discrepancy between the EHP Unaudited Financial Statements and the EHP Business Financial Statements that results in different payment being due to Parent, the difference will be paid by one party to the other within 10 days of the earliest to occur of the events specified in clause (ii) above.

     (g) Any payment under this Section 3.2 shall be made by wire transfer of immediately available funds to the account of Parent, such account having been designated by Parent in writing at least two Business Days prior to the date on which such payment is scheduled to be made. All amounts used or calculated in this Section 3.2 and denominated in currency other than US dollars shall first be determined in such other currency and then translated into US dollars using the prevailing spot rate of exchange in effect on the day which is three Business Days before the date of each relevant wire transfer, as published by Bloomberg on the immediately following Business Day.

     (h) From the Closing Date until the payment in full of the Additional IP and Molds Price, the Purchaser will maintain a set of financial records for the EHP Business separate and distinct from the Purchaser and the Purchaser’s other activities (unless the Purchaser operates only the EHP Business).

     (i) No Affiliate of Purchaser that is acquiring Transferred Assets and/or assuming Assumed Liabilities shall have on the Closing Date any operational activity or material Assets or Liabilities (the “Purchaser EHP Entities”) other than those acquired pursuant to this Agreement. Should the Purchaser desire to undertake any reorganization as a result of which (A) any material operational activity, material Asset or liability of any of the Purchaser EHP Entities is transferred to any Affiliate of Purchaser other than those reflected in the EHP Business Financial Statements or any third parties, (B) any Purchaser EHP Entity engages in any material operational activity or acquires material Assets or assumes Liabilities other than those relating primarily to the conduct of the EHP Business, it shall give Parent prompt notice thereof. In the event that such reorganization would potentially have a negative impact on the Adjusted EBIT, Parent and the Purchaser shall meet to discuss in good faith appropriate adjustments to the Purchaser’s obligations under this Section 3.2.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     Unless the context otherwise requires, specific references in this Article IV to the Business Sellers or to a Business Seller shall be deemed to refer to each or such Business Seller only in connection with the conduct of each or such Business Seller’s portion of the EHP Business and only with respect to its Transferred Assets and/or Assumed Liabilities, and not to any unrelated business, activity, Asset or Liability of such Business Seller.

     As of the date hereof and as of the Closing Date, Parent hereby represents and warrants, for its own account and on behalf of each of the Stock Sellers and the Business Sellers, as the case may be, to the Purchaser as follows:

Section 4.1 Authorization, Validity and Execution of the Agreement

     Parent has the requisite corporate power and authority to execute and deliver this Agreement and all Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate or cause the Stock Sellers and the Business Sellers to consummate the transactions to be consummated by Parent or each such Stock Seller or Business Seller as contemplated hereunder and thereunder. Each Stock Seller and Business Seller has (or will have on the Closing Date) the requisite corporate power and authority to execute and deliver the Ancillary Documents and any other document to which it may be party in consummating the transactions to be consummated by such Stock Seller or Business Seller hereunder and to perform its obligations under this Agreement and under the applicable Ancillary Documents.

     The execution, delivery and performance of this Agreement and all Ancillary Documents by Parent, the Stock Sellers and the Business Sellers, and the consummation of the transactions contemplated hereby and thereby by Parent, the Stock Sellers and the Business Sellers, have been or as of the Closing Date shall have been duly authorized and approved by the respective boards of management, supervisory boards, boards of directors or other managing bodies of Parent, the Stock Sellers and the Business Sellers, and, as of the Closing Date, no other corporate or stockholder action on the part of Parent or its stockholders shall be necessary to authorize the execution, delivery and performance of this Agreement and all Ancillary Documents by Parent and the consummation of the transactions contemplated hereby and thereby by Parent.

     This Agreement and all Ancillary Documents executed or to be executed by Parent will, when duly executed, and assuming the due execution of such agreement by the other parties thereto, constitute valid and binding obligations of Parent (or, with respect to obligations assumed under this Agreement or any Ancillary Document on behalf of the Business Sellers and the Stock Sellers, of such Business Sellers and such Stock Sellers), enforceable against Parent or, as the case may be, against such Stock Sellers or Business Sellers in accordance with their terms, except to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally.

Section 4.2 No Conflicts; Consents and Approvals

     (a) The execution and delivery of, and the performance by each of Parent, the Stock Sellers and the Business Sellers of their respective obligations under this Agreement and all Ancillary Documents to which it is or will be a party will not result in:

(i)	Any conflict with Parent’s, Stock Seller’s or Business Seller’s articles of association, certificate of incorporation, by-laws or other comparable constitutional document;

(ii)	Subject to obtaining the consents, approvals or authorizations referred to in Section 4.2(b) below, any breach or violation of or default under any law, regulation, judgment, order or Permit (as defined in Section 4.13) or any agreement or other instrument to which Parent, the Stock Seller or Business Seller is party or by which it or its Assets are bound; or

(iii)	The creation or imposition of any liens, security interests, adverse claims, charges or encumbrances (“Liens”) upon any of the properties and Assets of Parent, any Stock Seller or any Business Seller other than Liens created by or resulting from the actions or omissions of the Purchaser or any of its Subsidiaries;

     Except for, in the case of clauses (ii) and (iii) above, such breaches, violations, defaults, and Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) No consent, approval or authorization of or filing with any third party or any Governmental Authority is required on the part of any of Parent, the Stock Sellers or the Business Sellers in connection with the execution and delivery of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except (i) as set forth in Schedule 4.2(b), or (ii) for defaults of consent, approval, authorization or filings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.3 Corporate Status

     Each of Parent, the Business Sellers and the Transferred Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of organization, and each has all requisite corporate power and authority to conduct its material businesses and to own or lease its material properties, as now conducted, owned or leased.

     Each relevant Stock Seller is a corporation duly organized and validly existing under the laws of its jurisdiction of organization and each has, prior to the execution of this Agreement and any Ancillary Documents, made available to the Purchaser copies of the articles of association, certificate of incorporation, by-laws or other comparable constitutional documents, each as amended to date, of each relevant Transferred Subsidiary.

Section 4.4 Capital Stock of Transferred Subsidiaries

     (a) Exhibit B to this Agreement lists, with respect to each Transferred Subsidiary, the jurisdiction of its organization and the ownership of the Transferred Stock. The Transferred Stock has been duly authorized and validly issued and, to the extent applicable in the jurisdictions in which the Transferred Subsidiaries are organized and as indicated in Exhibit B, is fully paid up.

     (b) Except as disclosed on Exhibit B, there are no outstanding options, warrants, conversion or other rights or agreements of any kind (other than contemplated by or pursuant to this Agreement and any Ancillary Document) relating to the issuance, sale, purchase, redemption, repurchase, conversion, exchange, registration, control, voting or transfer of any shares of capital stock of any of the Transferred Subsidiaries, and no authorization therefor has been given. Each Stock Seller owns beneficially and of record the Transferred Stock indicated on Exhibit B as owned by such Stock Seller, free and clear of any Liens, except as disclosed on Exhibit B.

     (c) There is no shareholders agreement or similar agreement that restricts the rights of Rubbermaid BV (a) in respect of the shares of Rubbermaid Iberia S.A. owned by it or (b) in the management of such company.

     (d) All Accounts Receivable relating to the EHP Business (i) as of September 30, 2004 have been properly allocated and reflected in the Net Working Capital Positions and (ii) as of the Closing Date shall be transferred on the Closing Date even if the benefit of those is owned by any Subsidiary or Affiliate of Parent that is not an EHP Subsidiary.

Section 4.5 Equity Interests

     None of the Transferred Subsidiaries owns, directly or indirectly, any capital stock of, or other equity interest in, any Person, nor are they a member of or participant in any partnership, joint venture or similar Person.

Section 4.6 Financial Statements

     (a) Attached as Schedule 4.6(a) are copies of (i) the unaudited statements as of September 30, 2004 of (A) the respective net working capital positions (the “Net Working Capital Positions”) and (B) the fixed assets positions (the “Fixed Assets Positions”), in each case, of each of the Transferred Subsidiaries (after giving effect to the Secondary Transfers) and the Business Sellers (in the case of the Business Sellers reflecting only the Transferred Assets and the Assumed Liabilities) and (ii) for each

Transferred Subsidiary, (A) the audited statutory financial statements of each Transferred Subsidiary as of and for the fiscal years ended December 31, 2003, 2002 and 2001 (the “Statutory Financial Statements”) and (B) the unaudited balance sheets of each Transferred Subsidiary as of September 30, 2004 (the “Unaudited Balance Sheets”).

     (b) Attached as Schedule 4.6(b) are copies of the unaudited profit and loss statements for the fiscal year ended December 31, 2003 and for the nine-month period ended September 30, 2004 relating to the EHP Business assuming the allocation of operating expenses as conducted under the ownership of Parent, the Stock Sellers and the Business Sellers.

     (c) The Statutory Financial Statements have been audited by the statutory auditors of such Transferred Subsidiary to the extent required by law, and such Statutory Financial Statements present fairly in all material respects the financial position and results of operations of such Transferred Subsidiary for the periods to which they relate.

Section 4.7 Absence of Undisclosed Liabilities, Third-Party Guarantees

     (a) No Transferred Subsidiary has any Liability or Financial Debt arising from its operation of the EHP Business that is not reflected or reserved against in its unaudited balance sheet as of September 30, 2004, except for (i) Liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2004, and (ii) Liabilities or obligations which, individually or in the aggregate, would not have a Material Adverse Effect.

     No Business Seller has any Liability arising from its operation of the EHP Business that is not reflected or reserved against in the Net Working Capital Positions of September 30, 2004, except for (i) Liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2004, and (ii) Liabilities or obligations which, individually or in the aggregate, would not have a Material Adverse Effect.

     (b) None of the obligations or Liabilities of any Transferred Subsidiary is guaranteed by or subject to a similar contingent obligation of any other Person who is not an Affiliate of Parent and no Transferred Subsidiary has guaranteed any obligations or Liabilities of any Person.

Section 4.8 Assets

     (a) The Business Sellers and the Transferred Subsidiaries have, and immediately following the Closing Date, the Purchaser EHP Entities shall have, good title to all Assets as reflected in the Fixed Assets Positions or thereafter acquired, except those which have been sold or otherwise disposed of since September 30, 2004 in the ordinary course of business consistent with past practice, and any Asset reflected in the Fixed Assets Positions that relate exclusively to the non- EHP Business, and a valid right as lessee in each of the Assets listed as leased Assets in Schedules 4.8(c) and 1.3, and in each case subject to no Liens except for (i) Permitted

Liens and (ii) Liens listed in Schedule 4.8(a), provided, that for any Lien referred to in clause (i), any such lien either is for an amount no greater than US$15,000 or does not substantially impair the use and enjoyment of the asset to which it relates. This clause (a) does not relate to real property, intellectual property or interests in real property or intellectual property.

     (b) Schedule 4.8(b)(I) sets forth a list of (i) items of real property owned by each of the Transferred Subsidiaries (which includes, for the purpose of this Section 4.8(b), the droit de superficie relating to land located in Niedercorn held by Rubbermaid Luxembourg Sàrl under an agreement with the Grand Duchy of Luxembourg), and (ii) items of real property owned by each of the Business Sellers included in the Transferred Assets (collectively the “Owned Real Property”). Each of the Transferred Subsidiaries or Business Sellers has good title to its real property included in the Owned Real Property, free and clear of all Liens except (i) such as are set forth in Schedule 4.8(b)(II) (the “Permitted Real Estate Liens”), (ii) leases and similar agreements set forth in Schedule 4.8(b)(III), and (iii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially or impair the use of such property by the relevant Transferred Subsidiary or Business Seller, provided, that this clause (iii) shall in no way restrict the representation made in Section 4.13.

     (c) Schedule 4.8(c)(I) sets forth a list of all real property leased by the Transferred Subsidiaries or subject to the lease agreements included in the Transferred Assets by the Business Sellers, which in each case involve an annual expenditure by any relevant Transferred Subsidiary or Business Seller of more than US $ 15,000 (the “Leased Real Property”). Except as set forth in Schedule 4.8(c)(II), each of the Transferred Subsidiaries or Business Sellers has good and valid title to its leasehold estates included in all Leased Real Property. Except as set forth in Schedule 4.8(c)(II), with respect to each lease and sublease of Leased Real Property, (i) no lease or sublease to which any Transferred Subsidiary is a party requires any permission or consent upon a change in control of such company, and (ii) none of the Transferred Subsidiaries or Business Sellers has received written notice that it is in breach or default in any material respect under any such lease or sublease.

     (d) The Owned Real Property and the Leased Real Property (collectively the “Real Property”) have the benefit of such rights and easements as are necessary for the existing use of the Real Property.

     (e) All Assets relating primarily to the EHP Business (i) as of September 30, 2004 have been accounted for or are reflected in the Net Working Capital Positions or the Fixed Assets Positions and (ii) as of the Closing Date, shall be transferred even if the benefit of such Assets is owned by any Subsidiary or Affiliate of Parent that is not an EHP Subsidiary (it being understood that some intellectual property may not have been reflected as Assets in the Fixed Assets Position, and except that this paragraph (e) shall not apply to Accounts Receivables).

Section 4.9 Absence of Certain Changes or Events

     Except as set forth in Schedule 4.9, since September 30, 2004, other than in connection with transactions contemplated by this Agreement (including the transfer of Assets and Liabilities contemplated in Section 6.2(a)) or reflected in the Schedules attached hereto, there has been no event which has had a Material Adverse Effect, and each of the Transferred Subsidiaries and the Business Sellers has conducted the EHP Business in the ordinary course and in substantially the same manner as previously conducted.

Section 4.10 Litigation; Product Liability Claims

     (a) Except as set forth in Schedule 4.10(a), there is no action, suit or proceeding at law or in equity by any Person pending or, to the knowledge of each of the Stock Sellers and the Business Sellers, threatened against any Transferred Subsidiary or Business Seller which (a) relates to or involves uninsured amounts of more than US$15,000.

     (b) None of the Transferred Subsidiaries or Business Sellers has been permanently or temporarily enjoined or barred by any order, judgment or decree of or agreement with any Governmental Authority from engaging in or continuing any conduct or practice in connection with the EHP Business, and there is no outstanding order, judgment, ruling, injunction or decree requiring any Transferred Subsidiary or Business Seller to take action with respect to the EHP Business.

     (c) Over the course of the last three years prior to the Closing Date, there has been no exceptional increase or variation in the rate of claims and returns concerning products manufactured or sold by the EHP Subsidiaries in the conduct of the EHP Business, as presented in Schedule 4.10(c)(I). Except as is not reasonably likely to have a Material Adverse Effect or as set forth in Schedule 4.10(c)(II), as of the date hereof, there are no pending or, to the knowledge of Parent and each of the Transferred Subsidiaries and Business Sellers, threatened product liability claims with respect to any products manufactured or sold by the EHP Subsidiaries in the conduct of the EHP Business.

     Parent hereby disclaims any representation or warranty, whether express or implied, regarding the quality, condition, merchantability or fitness for any particular purpose of the products manufactured or sold by the EHP Subsidiaries in the conduct of the EHP Business and transferred to the Purchaser as part of the Transferred Assets or as part of the Assets of the Transferred Subsidiaries, such products being acquired by the Purchaser and delivered “as is, where is” in the condition in which such products exist as of the Closing Date.

Section 4.11 Intellectual Property

     (a) Schedule 4.11(a) sets forth a list of trademarks, trade names, patents, designs, models and drawings, domain names and similar rights that are registered or subject to an application for registration and products under development, in each case owned, used, filed by, licensed to or being developed by (i) the Transferred Subsidiaries, which are necessary for the conduct of and used exclusively in their portion of the EHP Business, or (ii) the Business Sellers for use exclusively in the EHP Business which are part of the Transferred Assets, and in particular the “Curver” brands (the “Intellectual Property”). The Intellectual Property constitutes all of the intellectual property used in the EHP Business as currently conducted other than the Excluded Assets described in Section 1.4(b).The Transferred Subsidiaries and the Business Sellers own or possess adequate licenses or other valid rights to use all Intellectual Property.

     (b) Except as set forth in Schedule 4.11(b), none of the Transferred Subsidiaries is bound by or a party to any material options, licenses or agreements of any kind relating to the intellectual property of any other Person, except for agreements relating to computer software licensed to any Transferred Subsidiary in the ordinary course of business and in connection with the EHP Business. Subject to the rights of third parties set forth in Schedule 4.11(b) and except for Permitted Liens, all Intellectual Property is free and clear of all Liens.

     (c) Except as set forth in Schedule 4.11(c), there are no claims pending or, to the knowledge of each of Parent, the Stock Sellers and the Business Sellers threatened as of the date of this Agreement against any of the Transferred Subsidiaries or the Business Sellers that challenge the ownership, validity, enforceability, effectiveness or use of any Intellectual Property, and within the period of one year preceding the date hereof, none of the Transferred Subsidiaries nor any of the Business Sellers has received in writing any communications alleging that the operation of the EHP Business violates any rights relating to intellectual property of any Person.

Section 4.12 Taxes

     (a) Tax Returns. Except as set forth in Schedule 4.12(a), each of the Transferred Subsidiaries has duly filed with the appropriate tax authorities in a timely and legally manner (taking into account applicable extensions) all material returns, statements, forms and reports (“Tax Returns”) for Taxes that were required to be filed by, or with respect to, such Transferred Subsidiary prior to the date hereof, and all such Tax Returns were true, correct and complete in all material respects when filed. As used herein, “Tax” or “Taxes” means all income taxes, franchise taxes, withholding taxes, national insurance taxes, valued-added, sales and use taxes, excise taxes, real property taxes, stamp taxes, transfer taxes and other taxes or governmental charges related to the EHP Business or its establishment (other than governmental or quasi-governmental plans or arrangements relating to retirement, pension, disability medical and health insurance and similar items and unemployment taxes, fringe benefit taxes and other taxes based upon employee wages, which are the subject solely of Section 4.14), together with all interest and penalties payable with respect thereto.

     (b) Payment of Taxes. Each of the Transferred Subsidiaries and each of the Business Sellers, but only with respect to the Transferred Assets and/or the Assumed Liabilities, has paid or accrued all material Taxes shown to be due on such Tax Returns other than such Taxes that are being contested in good faith by or on behalf of such Transferred Subsidiary or Business Seller provided that in case of failure of such claim the principles set forth in Section 7.1(a) shall prevail. For the purposes of the preceding sentence, “material Taxes” means all Taxes whose non-payment as of the Closing Date could, in theory, generate penalties of more than US$2,500 per tax statement, notice or other request for payment. The parties hereto agree that any claim for indemnification relating to this Section 4.12(b) shall be settled in accordance with the provisions of Article VII of this Agreement.

     (c) No Tax Allocation

     The Transferred Subsidiaries have entered into no Tax allocation agreements with any other party under which the Purchaser or the Transferred Subsidiaries could be liable for any Taxes of any third party, including without limitation Parent or any of its Affiliates.

     (d) Tax Losses Carry Forward

     Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that Parent (for its own account and on behalf of the Stock Sellers) does not make any representation or warranty to the Purchaser, express or implied, with respect to any amount of Tax losses carry forward which have been incurred by the Transferred Subsidiaries at any time prior to the Closing Date nor shall Parent or any Stock Seller assume any liability under this Agreement in connection with any damage or liability suffered by the Purchaser or the Transferred Subsidiaries on and after the Closing Date as a result of any change in the amount of such Tax losses carry forward, including if such damage or liability (in whole or in part) is a result of a reduction of the aggregate amount of such Tax losses carry forward.

     It is agreed that such Tax losses carry forward shall be used by the relevant Transferred Subsidiaries only for the purposes of the Secondary Transfers, the completion of transactions set forth in this Agreement or in the regular course of business.

Section 4.13 Compliance with Laws; Permits

     (a) Each of the Transferred Subsidiaries and the Business Sellers is in compliance with all laws, regulations, orders, judgments and decrees applicable to the EHP Business, except where the failure to be in compliance would not have a Material Adverse Effect.

     (b) Each of the Transferred Subsidiaries and the Business Sellers possesses all licenses, certificates of authority, permits or other authorizations (“Permits”) necessary for the ownership of their respective properties and the conduct of the EHP Business as currently conducted in each jurisdiction in which such Transferred Subsidiary or Business Seller is required to possess a Permit in connection with the conduct of the EHP Business, except where the failure to possess such Permit would not have a Material Adverse Effect.

     (c) All such Permits are in full force and effect in all material respects and none of the Transferred Subsidiaries or Business Sellers has received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Permits, except where any inaccuracy of the foregoing would not have a Material Adverse Effect. Except as set forth in Schedule 4.13(c), each of the Transferred Subsidiaries and the Business Sellers has filed with the appropriate authorities in a timely manner (taking into account applicable extensions) the necessary applications and documentation to obtain the renewal of the Permits in due course. This Section 4.13 does not relate to Taxes, which are the subject solely of Section 4.12, benefit plans or employee and labor matters, which are the subject solely of Section 4.14, or environmental matters, which are the subject solely of Section 4.16.

     (d) Each of the Transferred Subsidiaries and the Business Seller that received subsidies prior to the Closing Date from any Governmental Authority is operating the EHP Business in compliance with all conditions legally and contractually imposed by such Governmental Authority for the continued receipt of such subsidies.

Section 4.14 Employment Agreements and Benefits; Labor Matters

     (a) Schedule 4.14(a) lists all (i) the collective bargaining agreements, and (ii) the profit sharing, pension, welfare, retirement, bonus, incentive compensation, stock option, deferred compensation or other written material employee benefit or compensation plans, agreements or commitments for the benefit of the Affected Employees, other than those which relate to governmental or quasi-governmental pension, social security plans or arrangements (including governmental or quasi-governmental retirement, disability, medical and health coverage and similar plans or arrangements), into which each of the Transferred Subsidiaries or the Business Sellers has entered primarily in the conduct of the EHP Business and relating to the Affected Employees.

     (b) Schedule 4.14(b) contains a list of all Affected Employees as of the date hereof. To the extent not reflected in Schedule 4.14(b) as of the date of this Agreement, Parent has made available to the Purchaser information regarding the Stock Transferred Employees and the Business Transferred Employees, including their numbers and categories, the details of their wages or salaries and their respective status.

     (c) Except as set forth in Schedule 4.14(c), each of the Transferred Subsidiaries and the Business Sellers and the Affiliates of Parent employing the Other Affected Employees (for whom such representations are made as to the Other Affected Employees only and not any other employees of such entity):

(i)	Has made all material required contributions under all employee benefit plans that are in the nature of defined-contribution pension or retirement plans (i.e., employee benefit plans under which the Business Sellers’, the Transferred Subsidiaries’ or

relevant Affiliate of Parent’s obligation is limited to the obligation to make specified contributions as opposed to providing specified benefits) for all Stock Transferred Employees and former employees of the Transferred Subsidiaries and all Business Transferred Employees and former employees of the Business Sellers employed primarily in the conduct of the EHP Business and all Other Affected Employees employed by such entity, whether managed by governmental or quasi-governmental entities or otherwise, other than contributions not yet payable;

(ii)	Has funded its material obligations with respect to all employee benefit plans that are in the nature of defined-benefit pension or retirement plans (i.e., employee benefit plans under which the Business Sellers’, the Transferred Subsidiaries’ or relevant Affiliate of Parent’s obligation includes an obligation to provide specified benefits to its employees or former employees) for all Stock Transferred Employees and former employees of the Transferred Subsidiaries and all Business Transferred Employees and former employees of the Business Sellers employed primarily in the conduct of the EHP Business and all Other Affected Employees employed by such entity, either (A) by transfers of funds to reputable insurance companies or other independent organizations that have undertaken to pay all such pensions, retirement benefits or indemnities (and to assume all financial and actuarial risks involved therewith), or (B) by accruals of provisions (reserves) on its books or through contributions to trusts or similar funds, in each case of amounts sufficient to cover the material obligations under each such plan in accordance with the historical accounting policies of the relevant Transferred Subsidiaries, Business Sellers or Parent’s Affiliate employing Other Affected Employees;

(iii)	Has filed with the appropriate authorities in a timely manner (taking into account applicable extensions) all material returns, statements, forms and reports for unemployment taxes, fringe benefit taxes and other taxes based upon employee wages and for all social security contributions and other social charges that were required to be filed by, or with respect to, such Transferred Subsidiary or Business Seller or relevant Affiliate of Parent prior to the date hereof, and has made any withholding of Taxes required to be made by applicable law; and

(iv)	Has made all required contributions and payments relating to taxes and social security referred to in (iii) above.

     (d) Except as set forth in Schedule 4.14(d), no labor strike or work stoppage is occurring, nor in the last twelve months has occurred, or, to the knowledge of each of Parent, the Stock Sellers and the Business Sellers, is or in the last twelve months has been threatened against the Transferred Subsidiaries or the EHP Business.

     (e) None of the Business Sellers or Transferred Subsidiaries is party to any contractual arrangement to make material changes relating to remuneration, benefits or other terms of employment or to establish any new bonus arrangements for the Affected Employees after the date hereof and no such measure has been taken with respect to any Other Affected Employee, other than those disclosed in Schedule 4.14(e) for which a sufficient reserve has been constituted.

     (f) Except as set forth in Schedule 4.14(f), within the period of one year preceding the date hereof, none of the Business Sellers or the Transferred Subsidiaries has been obligated by statute to give notice of the termination of any of their respective employees to a relevant authority or has started consultations with any employee representative body, relating to any such termination and no such measure has been taken with respect to any Other Affected Employee.

     (g) Except as set forth in Schedule 4.14(g), none of the Stock Transferred Employees, the Business Transferred Employees or the Other Affected Employees are employed under a split-payroll arrangement, and none of the Stock Transferred Employees, the Business Transferred Employees or the Other Affected Employees have any rights, upon termination of employment, that are in excess of rights provided under applicable law (including any collective bargaining agreement).

Section 4.15 Insurance

     The insurance policies owned by each of the Transferred Subsidiaries and the Business Sellers are in full force and effect in all material respects and protect the EHP Business against such losses and risks as is consistent with industry practice, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments or other payments that may be required under the relevant policy that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.16 Environmental Matters

     (a) Except as set forth on Schedule 4.16, Parent, the Stock Sellers, the Transferred Subsidiaries and the Business Sellers have to the best of their knowledge at all times been in full material compliance with all Environmental Laws related to the EHP Business, except where any such non-compliance would not have a Material Adverse Effect.

     (b) Except as set forth on Schedule 4.16, none of the Assets presents a threat to the environment or as given or could reasonably be expected, to the best of their knowledge, to give rise to any action against Parent, the Stock Sellers, the Transferred Subsidiaries or the Business Sellers under any Environmental Laws, except, in each case, as would not have a Material Adverse Effect.

     (c) Except as set forth on Schedule 4.16, within the period of two years preceding the date hereof, none of the Transferred Subsidiaries nor any of the Business Sellers has received any written communication from a Governmental Authority that alleges that such Transferred Subsidiary or such Business Seller, in the conduct of the EHP Business, is not in compliance with Environmental Laws, except where (i) the subject matter has been satisfactorily resolved with the pertinent Governmental Authority, or (ii) such non-compliance would not have a Material Adverse Effect.

     (d) Each of the Transferred Subsidiaries and the Business Sellers holds, and is in compliance with, all permits, licenses and governmental authorizations required (i) for such Transferred Subsidiary to conduct its business under Environmental Laws or, (ii) with respect to the Business Sellers, for the conduct of their portion of the EHP Business (the “Environmental Permits”), except where the failure to hold or be in compliance with any Environmental Permits would not have a Material Adverse Effect.

     (e) None of Parent, the Stock Sellers, the Transferred Subsidiaries or the Business Sellers has transported, generated, stored or disposed of Hazardous Substances from, at, on or under any Owned Real Property or Leased Real Property in violation of any Environmental Law, except to the extent that such violations would not have a Material Adverse Effect.

Section 4.17 Certain Contracts

     (a) Each of the agreements to which a Transferred Subsidiary or a Business Seller is a party and that is necessary for the conduct of the EHP Business (including distribution, logistics and supply agreements) (collectively “Material Contracts”) is valid and enforceable by the relevant Transferred Subsidiary or Business Seller in accordance with its terms, subject only to market practice or usages established with the other parties to such Material Contracts. None of the Transferred Subsidiaries nor any of the Business Sellers is in breach or default under any Material Contract where such breach would trigger the automatic termination (résiliation de plein droit) of such Material Contract, except for breaches or defaults which would not have a Material Adverse Effect and any breaches that would be attributable to market practices or usages established with the other parties to such Material Contracts.

     (b) Except as set forth in Schedule 4.17(b), as of the date of this Agreement, none of the Transferred Subsidiaries or the Business Sellers has received written notice of cancellation or termination of any contract, agreement or other instrument from any of the top 15 customers of or any of the top 10 suppliers to the EHP Subsidiaries, taken as a whole, as a result of the execution, completion or implementation of the transactions contemplated herein and in any Ancillary Document. If such notice is received by the Transferred Subsidiaries or the Business Sellers prior to the Closing Date, Parent will immediately inform the Purchaser.

     (c) Except as set forth in Schedule 4.17(c) or as provided herein, none of the Transferred Subsidiaries or the Business Sellers is bound by or a party to any agreement or other instrument that materially limits the freedom of such Transferred Subsidiary or such Business Seller to conduct its portion of the EHP Business, including any agreement that limits the freedom of such Transferred Subsidiary or such Business Seller to compete in any line of business or with any Person or in any area.

     (d) The Material Contracts and the subsidies referred to in Section 4.13(d) may not be challenged by any change of control or ownership resulting from the transactions contemplated by this Agreement.

Section 4.18 Solvency of Transferring Entities

     None of the Stock Sellers, the Business Sellers and the Transferred Subsidiaries (after giving effect to any transfers under Section 6.2(a)) is, to the knowledge of such Stock Seller, Business Seller or Transferred Subsidiary, in a financial condition that would require it (or legally permit any of its creditors) to file a petition under any applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting creditors’ rights generally.

Section 4.19 Secondary Transfers

     As of the Closing Date, in connection with the Secondary Transfers, Parent and each Transferred Subsidiary shall have (a) taken all actions necessary to transfer and assign to Parent or one of its Subsidiaries of Affiliates, as the case may be, all of the Unrelated Assets and Liabilities (as defined in Section 6.2(a) and all such transfers and assignments shall be final and (b) have performed all actions necessary to comply with applicable laws, including laws relating generally to creditors’ rights, in connection with the Secondary Transfers.

Section 4.20 Disclaimer of Certain Warranties

     Parent does not make any representation or warranty to the Purchaser, express or implied, with respect to the Transferred Subsidiaries or the Business Sellers, including any representation or warranty as to title, ownership, use, possession, merchantability, fitness for a particular purpose, quantity, value, condition, Liabilities, operation, capacity, future results or otherwise, other than as provided in this Article IV, or except as required by any law that cannot be displaced by contract, without prejudice to any covenant, undertaking or other agreement of Parent, for its own account or on behalf of the Stock Sellers or the Business Sellers, contained in this Agreement. Without limiting the foregoing, Parent does not make any representation or warranty to the Purchaser, express or implied, with respect to any financial projection or forecast relating to any of the Transferred Subsidiaries or the Business Sellers or more generally to the EHP Business.

Section 4.21 Further Qualification

     The representations and warranties of Parent set forth in this Article IV are qualified by (i) any disclosure in the due diligence materials made available to the Purchaser’s representatives as set forth in the data room index dated December 22,

2004 and data room question log attached hereto as Schedule 4.21(I) or in the financial materials listed in Schedule 4.21(II) and (ii) any information available in the public corporate records, land registry records and public trademark registrations relating to the Transferred Subsidiaries, the Business Sellers and more generally the EHP Business, in each case, to the extent that a reasonably prudent person in similar circumstances reviewing such materials would have been aware of such disclosure.

ARTICLE V

REPRESENTATIONS OF THE PURCHASER

     As of the date hereof and as of the Closing Date, the Purchaser represents and warrants to each of Parent, the Stock Sellers and the Business Sellers as follows:

Section 5.1 Existence and Good Standing of the Purchaser; Authorization.

     (a) The Purchaser is a corporation duly organized and validly existing under the laws of The Netherlands.

     (b) The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and all Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder.

     (c) The execution, delivery and performance of this Agreement and all Ancillary Documents by the Purchaser, and the consummation of the transactions contemplated hereby and thereby by the Purchaser, have been or at the Closing Date shall have been duly authorized and approved by the board of directors of the Purchaser, and, as of the Closing Date, no other corporate or stockholder action on the part of the Purchaser or its stockholders shall be necessary to authorize the execution, delivery and performance of this Agreement and all Ancillary Documents by the Purchaser and the consummation of the transactions contemplated hereby and thereby by the Purchaser.

     (d) This Agreement and all Ancillary Documents executed or to be executed by the Purchaser will, when duly executed, and assuming the due execution of such agreement by the other parties thereto, constitute valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally.

Section 5.2 Consents and Approvals; No Violations

     The execution and delivery of, and the performance by the Purchaser of its obligations under, this Agreement and all Ancillary Documents will not result in:

     (a) Any conflict with the articles of association, bylaws or other comparable constitutional document of the Purchaser;

     (b) Any breach or violation of or default under any law, regulation, judgment, order, permit or other governmental authorization or any agreement or other instrument to which the Purchaser is party or by which it or any of its Assets are bound; and

     (c) The creation or imposition of any Lien upon any of the properties or Assets of the Purchaser;

     Except in the case of clauses (b), and (c) for any permits, consents, approvals, notices and filings, violations, breaches, defaults, conflicts and Liens, the absence or existence of which, would not prevent or delay the Purchaser from performing its obligations under this Agreement or any Ancillary Documents or prevent, or establish any materially burdensome condition on, the consummation of the transactions contemplated by this Agreement or as set forth in Schedule 5.2.

     No consent, approval or authorization of or filing with any third party or any Governmental Authority is required on the part of the Purchaser in connection with the execution and delivery of this Agreement and each of the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.

Section 5.3 Available Funds

     The Purchaser has sufficient funds to perform all of its obligations under this Agreement and all Ancillary Documents, including to make the payments required hereunder and thereunder.

Section 5.4 Litigation

     There is no action, suit or proceeding, at law or in equity by any Person or any arbitration or any administrative or other proceeding before any Governmental Authority, pending or, to the knowledge of the Purchaser, threatened, which is reasonably likely to have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement and all Ancillary Documents.

ARTICLE VI

CERTAIN COVENANTS

     Purchaser, on the one hand, hereby agrees and commits, and Parent, on the other hand, hereby agrees and commits, for its own account and on behalf of each of the Transferred Subsidiaries, the Stock Sellers and the Business Sellers, as the case may be, to enter into certain agreements as set forth in this Article VI. Unless the context otherwise requires, specific references in this Article VI to the Business Sellers or to a Business Seller shall be deemed to refer to each or such Business Seller only in connection with the conduct of its portion of the EHP Business and only with respect to the Transferred Assets and/or Assumed Liabilities of such Business Seller, and not to any unrelated business, activity, Asset or Liability of such Business Seller.

Section 6.1 Conduct of the EHP Business

     During the period from the date of this Agreement to the Closing Date, Parent shall cause the Business Sellers to, and shall cause the Stock Sellers to cause the Transferred Subsidiaries to, conduct the EHP Business in the ordinary course of business in substantially the same manner as heretofore conducted. Notwithstanding the immediately preceding sentence, during the period from the date of this Agreement to the Closing Date, except as may be approved by the Purchaser (such approval not to be unreasonably withheld or delayed) or as permitted, contemplated or required by law or by this Agreement:

     (a) Parent shall cause each relevant Stock Seller not to permit any of the Transferred Subsidiaries to:

(i)	Amend their articles of incorporation, certificate of incorporation, by-laws or other comparable constitutional documents, except to the extent required by law;

(ii)	Declare or pay any dividend or make any other distribution whether or not upon or in respect of any of their capital stock (other than cash dividends effected pursuant to or in connection with Section 6.2(a) or 6.8 hereunder);

(iii)	Redeem, purchase or otherwise acquire any of their capital stock;

(iv)	Issue or sell any shares of their capital stock or any other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issue and sale of, any shares of their capital stock or any other securities, or make any other changes in its capital structure;

(v)	Make any change in any method of accounting or accounting practice or policy other than those required to be applied within a time period ending prior to the Closing Date, under applicable law or mandatory regulations entering into force after the date hereof;

(vi)	Acquire by merging or consolidating with, or by purchasing a substantial portion of the Assets of, or by any other manner, any business or any Person or otherwise acquire any Assets (other than inventory in the ordinary course of business) that are material, individually or in the aggregate, to the Transferred Subsidiaries, taken as a whole;

(vii)	Make or incur any capital expenditure that is not currently approved in writing or budgeted for and that, individually, exceeds €15,000, except in the ordinary course of business; or

(viii)	Agree, whether or not in writing, to do any of the above.

     (b) Parent shall cause the Business Sellers not to, and shall cause the Stock Sellers not to permit any of the Transferred Subsidiaries to:

(i)	Allow any of their Assets which are material to the EHP Business, the Transferred Subsidiaries, or the Transferred Assets, to become subject to any Lien other than Permitted Liens;

(ii)	Adopt or amend in any material respect any plan or collective bargaining agreement referred to in Section 4.14(a), except as required by law;

(iii)	Hire any employees (except temporaries or with trial periods of no less than 3 months), terminate any Affected Employee (except for cause) or grant to any Affected Employee any increase in compensation or benefits, except as required under any existing laws or bonus schemes listed in Schedule 6.1;

(iv)	Sell, lease or otherwise dispose of any Assets of the Transferred Subsidiaries or the Transferred Assets, except, in each case, inventory sales in the ordinary course of business or as otherwise expressly permitted in this Agreement;

(v)	Enter into or renew any lease of real property, or any agreements with suppliers for an annual amount in excess of #eu#50,000 per agreement;

(vi)	Materially change the commercial practices applicable to the EHP Business;

(vii)	Lend or advance any amount to, or sell, transfer or lease any Assets of the Transferred Subsidiaries material to the EHP Business or the Transferred Assets, to, or enter into any agreement or arrangement with, Parent or any of its Subsidiaries or Affiliates that is not an EHP Subsidiary, except for inter-company transactions in the ordinary course of business, including any group cash-pooling transactions, and payments pursuant to existing contracts; or

(viii)	Agree, whether or not in writing, to do any of the above.

Section 6.2 Transfer of Unrelated Assets and Liabilities; Purchaser’s Access to Books and Records

     (a) During the period from the date of this Agreement to the Closing Date, Parent shall cause the Stock Sellers to cause the Transferred Subsidiaries to transfer their respective Assets and Liabilities not primarily relating to the conduct of the EHP Business, as listed in Schedule 6.2(a) (the “Unrelated Assets and Liabilities”) to Parent or any of its Subsidiaries or Affiliates that is not an EHP Subsidiary (the “Secondary Transfers”). To the extent not specifically included in the Unrelated Assets and Liabilities, Parent shall be responsible for and shall fully indemnify the Purchaser for any (a) product warranty or product liability claims arising from non-EHP Business products and (b) all Employment Costs and Employment Liabilities related to, and any claims against any Transferred Subsidiaries made by, any former employees of the Transferred Subsidiaries who are transferred pursuant to the Secondary Transfers. Parent shall keep the Purchaser regularly informed of the status of the Secondary Transfers, of the use, if any, of the Tax Losses Carry Forward made in connection therewith and any changes to the structure thereof that may, following the Closing, materially adversely affect the Purchaser.

     (b) On or prior to the Closing Date, Parent shall cause the Stock Sellers to place in escrow all the commercially sensitive information related to non-EHP Business (as determined by an independent firm jointly designated by Parent and the Purchaser prior to the Closing Date) held by the Transferred Subsidiaries prior to Closing, which relate to the last 5 years prior to the Closing Date (the “Mixed Books and Records”).

     The Mixed Books and Records shall be deposited at the Closing Date with the respective local office of such independent firm (the “Escrow Agent”), pursuant to an escrow agreement in form and substance mutually satisfactory to Purchaser and Parent (the “Escrow Agreement”). The Mixed Books and Records are to be held in escrow by the Escrow Agent for a period of five years as from the Closing Date. In the event that the Purchaser or the relevant Transferred Subsidiary is required in connection with any proceeding by or before a Governmental Authority, or otherwise required by law including in connection with preparation of audited financial statements, to present or review any portion of the information contained in the Mixed Books and Records, the Purchaser shall give prompt written notice of such requirement to Parent, with a copy to the Escrow Agent, and in any event not later than 10 Business Days prior to the proposed presentation or review required by law. Subject to the prior approval of Parent (such approval not to be unreasonably withheld or delayed), the Escrow Agent will be authorized to present to the Purchaser or its outside legal, Tax or accounting representatives only that portion of the Mixed Books and Records which is legally required to be disclosed and, whenever disclosure is made to the Purchaser, redacted to omit any commercially-sensitive information. Such materials and the information contained therein shall be used exclusively for the purposes of complying with the aforementioned legal or regulatory requirements. Any commercially sensitive information disclosed to the Purchaser’s representatives shall not be disclosed by them to the Purchaser. Parent shall be responsible for any claims, actions, suits, or proceedings brought by any governmental entity resulting from the existence and the working of the Escrow Agreement.

Section 6.3 Review of the EHP Business; Access to Records; Confidentiality.

     (a) Between the date this Agreement is publicly announced and the Closing Date, Parent shall permit and shall cause the Transferred Subsidiaries and the Business Sellers to permit the Purchaser and its appropriate representatives to have reasonable access to the books and records (including the commercial data) of the Transferred Subsidiaries and the Business Sellers relating to the EHP Business (other than the Mixed Books and Records) during normal business hours and upon reasonable notice to familiarize itself with the EHP Business; provided, however, that the Purchaser shall at no time disrupt the personnel and operations of the Transferred Subsidiaries or the Business Sellers.

     (b) Within 20 days after the end of each calendar month, Parent shall provide to the Purchaser the management accounts of the EHP Business for such month.

     (c) Parent and the Purchaser shall jointly perform a physical inventory of the inventories of the Transferred Subsidiaries and the Business Sellers, wherever located, that are to be transferred to the Purchaser pursuant to this Agreement, which physical inventory shall commence two days prior to the Closing Date and terminate no later than the day after the Closing Date.

     (d) Nothing herein shall require any employee of Parent, the Stock Sellers, the Transferred Subsidiaries or the Business Sellers to provide any information in any other format or otherwise to manipulate or reconfigure any data.

     (e) Nothing herein shall require Parent, the Stock Sellers, the Transferred Subsidiaries or the Business Sellers to provide the Purchaser with access to or copies of any information that must be maintained as confidential in accordance with the terms of a written agreement with a third party.

     (f) The Purchaser acknowledges that all such access and information is subject to the terms of a confidentiality agreement entered into between an Affiliate of the Purchaser and Parent dated October 2004 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

     (g) Effective upon the Closing Date, and subject to Section 6.17, the Confidentiality Agreement shall terminate with respect to information relating solely to the EHP Business, the Transferred Assets, the Assumed Liabilities and the Transferred Subsidiaries, and the Purchaser acknowledges that any and all other information provided to it by Parent, the Stock Sellers, the Transferred Subsidiaries or the Business Sellers or their respective representatives or Affiliates concerning Parent or its businesses not connected to the EHP Business, the Transferred Subsidiaries, the Transferred Assets and the Assumed Liabilities shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

Section 6.4 Reasonable Best Efforts; Governmental Filings

     (a) Upon the terms and subject to the conditions hereof, the Purchaser and Parent shall use, and Parent shall cause the Stock Sellers and the Business Sellers to use, their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all actions necessary, proper or advisable under applicable laws and regulations to satisfy the respective conditions required to be satisfied or performed by it set forth in Article VIII and to consummate and make effective the transactions contemplated hereby and in the Ancillary Documents and to cause the Closing to occur. None of Parent, the Stock Sellers, the Business Sellers or the Purchaser shall take any actions that would, or that could reasonably be expected to, result in the non-satisfaction of any of the conditions set forth in Article VIII.

     (b) In the event that, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement or any Ancillary Document, Parent and the Purchaser shall use, and Parent shall cause the Stock Sellers and the Business Sellers to use, their reasonable best efforts to take all such action.

     (c) Without limiting the generality of the foregoing, as promptly as practicable after the date hereof, each of Parent and the Purchaser shall properly prepare and file, and Parent shall cause the Stock Sellers and the Business Sellers to properly prepare and file, any filings required to be made by it under any applicable law relating to the transactions contemplated hereby (collectively, the “Filings”). The Purchaser and Parent shall each promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any Filings by any Governmental Authority or official, and the Purchaser and Parent shall each supply the other with copies of all correspondence with any appropriate governmental official with respect to any Filings to the extent not prohibited by law.

     (d) The Purchaser and Parent hereby covenant and agree to use their respective best efforts to secure, or cause to secure, termination of any waiting periods under any applicable laws and obtain the approval of any Governmental Authority necessary to consummate the transactions contemplated hereby.

     (e) The Purchaser and Parent shall each keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining any consents from Governmental Authorities.

Section 6.5 Affected Employees

     (a) Transfer of the Stock Transferred Employees

     The Purchaser agrees that the Stock Transferred Employees at the Closing Date will remain employees of the Transferred Subsidiaries immediately following the Closing.

     (b) Transfer of the Business Transferred Employees

     Parent (on its behalf and on behalf of the Business Sellers) and the Purchaser accept and agree that, by operation of the Closing, the Transfer Provisions shall effect the transfer to the Purchaser of the contract of employment of each Business Transferred Employee and accordingly the Purchaser shall employ each such Business Transferred Employee with effect from the Closing Date (which shall be the effective time of transfer under the Transfer Provisions) and the Purchaser shall treat each such Business Transferred Employee’s continuous period of service with the relevant Business Seller as continuous service with the Purchaser.

     Subject to the paragraph below, Parent shall cause each Business Seller to perform and discharge for its own account all of its obligations in respect of each Business Transferred Employee which are required to be performed or discharged prior to the Closing Date, which shall include all Employment Costs up to the Closing Date. The Business Sellers shall be severally responsible for and shall fully indemnify and hold harmless the Purchaser from and against all and any Employment Liabilities prior to the Closing Date arising from any claim made against the Business Sellers or the Purchaser by any Business Transferred Employee (directly or by any trade union or other employee representative on behalf of any Business Transferred Employee).

     To the extent permissible by law or regulation, the Purchaser shall (A) assume all outstanding obligations of the Business Sellers to the Business Transferred Employees that have accrued but are not yet payable in respect of periods prior to the Closing Date (including accrued bonuses, accrued holiday entitlements or remunerations) so long as such obligations are reflected in the Closing Net Working Capital and to the extent finally determined in the Adjusted Financial Certificate, and (B) perform and discharge for its own account all obligations in respect of each Business Transferred Employee which are required to be performed or discharged as of and including the Closing Date (which shall include wages, salaries, bonuses, commissions, pension contributions and taxes arising out of the employment relationship).

     The Purchaser shall be responsible and shall fully indemnify and hold harmless the Business Sellers against all Employment Liabilities arising out of or in connection with:

(i)	Any change in the working conditions of any Business Transferred Employee occurring on or after the Closing Date;

(ii)	The change of employer occurring by the operation of the Transfer Provisions and/or this Agreement or any relevant Ancillary Document, except only if such Employment Liabilities result from any mischaracterization by a Business Seller of an employee as a Business Transferred Employee;

(iii)	The employment by the Purchaser on or after the Closing Date of any of the Business Transferred Employees other than on terms at least as good as those enjoyed immediately prior to the Closing Date or the termination of the employment of any of such Business Transferred Employees on or after the Closing Date, subject to Section 6.6;

(iv)	Any act or omission of the Purchaser in relation to any Business Transferred Employee.

     (c) Cooperation

     Parent shall, and shall cause the Stock Sellers and the Business Sellers to, cooperate with the Purchaser and the Purchaser shall cooperate with Parent and each relevant Stock Seller or Business Seller, as may reasonably be required, in contesting any claim by any Affected Employee resulting from or in connection with this Agreement or any Ancillary Document.

     (d) Restructuring Costs

     To the extent that the Purchaser will undertake any restructuring in connection with its acquisition of the Transferred Subsidiaries, the Transferred Assets and the Assumed Liabilities on or after the Closing Date, the Purchaser will assume all of the costs associated with such restructuring.

     (e) Transfer of the Other Affected Employees

     Concerning the employees whose employment is primarily attached to the conduct of the EHP Business and who are employed at the date hereof by another of Parent’s Subsidiaries not involved in the EHP Business, to whom the Transfer Provisions do not apply (hereinafter referred to as the “Other Affected Employees” as listed in Schedule 6.5(e)), the Purchaser agrees that within a period of 30 Business Days following the date of this Agreement:

(i)	The Purchaser shall make or cause to be made to each such Other Affected Employee a written offer in the form set forth in Schedule 6.5(e)(i) to employ him or her as an employee of one of the Transferred Subsidiaries or the Purchaser, by way of an assignment of his or her contract of employment to be agreed upon among the relevant Parent’s Subsidiary, the Purchaser or such Transferred Subsidiary, and such employee, to take effect on the Closing Date, all in accordance with applicable laws and regulations; and

(ii)	The written offer to be made pursuant to subparagraph (i) to any relevant Other Affected Employee will be such that (A) the provisions of the assigned contract shall remain identical to the corresponding provisions of his or her contract of employment as existing immediately prior to the Closing Date, and (B) his or her period of continuous service with the previous employer shall be counted as continuous service with the Purchaser.

     Parent and the Purchaser acknowledge and agree that Other Affected Employees may potentially refuse such offers of employment and each party agrees to use its reasonable best efforts to minimize the number of such refusals. Notwithstanding the foregoing, the refusal of a significant number of Other Affected Employees to accept such offers in any or all relevant countries shall not constitute a breach of this Agreement and shall not serve as the basis for any claim by either party hereto. In the event that any Other Affected Employee refuses such offer of employment, such Other Affected Employee shall remain the employee of the relevant Parent’s Subsidiary, immediately after the Closing Date. The relevant Parent’s Subsidiary shall be responsible for and shall fully indemnify and hold harmless the Purchaser from and against any and all Employment Costs or Employment Liabilities arising from such refusal.

     In the event that any Other Affected Employee accepts such offer of employment, pursuant to this Section 6.5(e), upon the effective assignment of such employment contract on the Closing Date, the Purchaser shall be responsible for and shall indemnify the Parent and its relevant Subsidiary from and against any and all Employment Costs and Employment Liabilities arising from the Purchaser’s or Transferred Subsidiary’s employment of such Other Affected Employee from Closing or for any termination occurring after the Closing Date.

     (f) Affected Employees’ Records

(i)	Following the Closing, all material records in relation to social charges arising out of the employment relationship and any other documents or records (including personnel records and files) which are relevant to the Stock Transferred Employees will remain in the possession and under the control of the Transferred Subsidiaries. As soon as practicable after the Closing Date, the Purchaser shall cause the Transferred Subsidiaries to deliver to the Parent or its relevant Subsidiary either originals (if legally permitted) or copies of all records referred to in the preceding sentence which are relevant to the employees whose employment will be transferred out of the Transferred Subsidiaries pursuant to the Secondary Transfers (all such employees, the “Carved-Out Employees”) for at least the five calendar years preceding the Closing Date, provided that:

(a)	The Transferred Subsidiary shall be entitled to retain a copy of any such record or document where the original is delivered to Parent or a relevant Parent’s Subsidiary;

(b)	In the event that Parent or a relevant Parent’s Subsidiary becomes a party to any claim by or against any Carved-Out Employee arising after Closing, the Purchaser shall cause the Transferred Subsidiary to allow Parent or such relevant Parent’s Subsidiary access to any and all records and documents in its possession which are or might be relevant to such claim; and

(c)	In the event that the Transferred Subsidiary intends at any time after the Closing Date to dispose of or destroy any originals of such records or documents, the Purchaser shall cause the Transferred Subsidiary not to do so without first informing Parent or the relevant Parent’s Subsidiary of its intention to do so, and if Parent or such relevant Parent’s Subsidiary so requests the Purchaser shall as soon as practicable deliver such originals as Parent or such relevant Parent’s Subsidiary may request.

(ii)	As soon as practicable after the Closing Date, Parent shall cause the Business Sellers and its relevant Subsidiaries referred to in Section 6.5(e) to deliver to the Purchaser either originals (if legally permitted) or copies of substantially all material records in relation to social charges arising out of the employment relationship and of any other documents or records (including personnel records and files) which are relevant to the Business Transferred Employees or Other Affected Employees for at least the five calendar years preceding the Closing Date, provided that:

(a)	The Business Seller or the relevant Parent’s Subsidiary shall be entitled to retain a copy of any such record or document where the original is delivered to the Purchaser;

(b)	In the event that the Purchaser becomes a party to any claim by or against any Transferred Employee arising after Closing, the Business Seller or the relevant Parent’s Subsidiary shall allow the Purchaser access to any and all records and documents in its possession which are or might be relevant to such claim; and

(c)	In the event that the Business Seller or the relevant Parent’s Subsidiary intends at any time after the Closing Date to dispose of or destroy any such records or documents, the Business Seller or the relevant Parent’s

Subsidiary shall not do so without first informing the Purchaser of its intention to do so, and if the Purchaser so requests the Business Seller or the relevant Parent’s Subsidiary shall as soon as practicable deliver such records or documents as the Purchaser may request.

     (g) Consultation Process

     As soon as practicable following the date hereof, the Purchaser shall inform and consult, and Parent shall cause each of the Business Sellers and Stock Sellers to inform and consult, with works council, recognized trade unions and/or any other elected employees’ representatives, as appropriate, to the extent required by the applicable Transfer Provisions or other laws relating to works council, recognized trade unions and/or any other elected employees’ representatives, and each such Business Sellers and Stock Sellers, on the one hand, and the Purchaser, on the other hand, shall indemnify each other against any Liabilities, claims, costs and expenses each of them may incur as a result of the other party’s failure to comply with its particular obligations under the applicable Transfer Provisions or any such laws. The Purchaser shall give to the Business Sellers and Stock Sellers all information required by the Business Sellers and Stock Sellers in order for each of them to fulfill their respective obligations under the Transfer Provisions and other laws referred to in the preceding sentence. Parent shall give to the Purchaser such information as may be expressly required by the Transfer Provisions or such laws for the Purchaser to fulfill its obligations to its own employees thereunder.

     (h) Notification of Claims

     The Purchaser shall notify Parent and Parent shall cause each of the Business Sellers to notify the Purchaser, upon becoming aware of any claim which might give rise to any liability to indemnify the other party under paragraphs (b), (e) or (g) above, and the parties hereto shall give each other such assistance as either may reasonably require:

(i)	To comply with the Transfer Provisions in relation to the Business Transferred Employees; and

(ii)	In contesting any claim by any Business Transferred Employee resulting from or in connection with this Agreement.

     (i) Notice to Business Transferred Employees

     On the Closing Date, Parent shall cause the Business Sellers to, jointly with Purchaser, communicate to the Business Transferred Employees an agreed-upon notice in connection with the Transferred Assets and the labor-related consequences.

(j) Modifications to the List of Affected Employees

     During the period from the date of this Agreement to the Closing Date, Parent shall inform the Purchaser each month of any modifications to the list of Affected

Employees except that (i) any modifications to key employees (i.e. employees whose annual remuneration is over €75,000) shall require the prior agreement of the Purchaser and (ii) the maximum number of employees transferred shall be 1,370.

Section 6.6 Employee Benefits

     (a) The Purchaser shall assume no Liabilities or other obligations with respect to existing employee welfare plans of Parent and its Affiliates that benefit the Affected Employees prior to the Closing Date, including any change thereto other than those changes relating to the plans that have been implemented by the Transferred Subsidiaries.

(b) Stock Transferred Employees

(i)	For a period of at least one year after the Closing Date, the Purchaser shall provide, or shall cause the Transferred Subsidiaries to provide, the Stock Transferred Employees with such compensation and pension (if any), health, welfare and other employee benefit plans, programs and policies, and fringe benefits that, in the aggregate, are substantially comparable to those provided to such employees immediately prior to the Closing Date. The Purchaser will, and will cause the Transferred Subsidiaries to, give to the Stock Transferred Employees the same seniority credit with the Purchaser and such Transferred Subsidiaries as the Stock Transferred Employees previously earned up to the Closing Date for all purposes in connection with such benefits including for purposes of determining the Stock Transferred Employees’ eligibility to participate, vesting, or qualification or eligibility for any benefit or privilege (including vacation) based on length of service under any employee benefit plan, practice or policy established, maintained or contributed to by the Purchaser, and shall cause the Purchaser’s benefit plans to reflect the foregoing requirement.

(ii)	The Purchaser shall cause the Transferred Subsidiaries’ plans referred in (b) that are employee welfare benefit plans (“Welfare Plans”) to offer continuation of health benefits coverage to Stock Transferred Employees (and their eligible dependents) to the extent required by applicable laws. The Purchaser shall waive all limitations as to preexisting conditions, waiting periods, actively at work requirements and physical examination requirements with respect to participation and coverage requirements applicable to the Stock Transferred Employees (and their spouses and dependents) under any of the Purchaser’s Welfare Plans. For purposes of computing deductible amounts, co-payments or similar adjustments or limitations on coverage of an Stock Transferred Employee (including coverage for the

Stock Transferred Employee’s spouse and dependents) under any Welfare Plan after the Closing Date, expenses and claims previously recognized for similar purposes under any Transferred Subsidiary’s existing Welfare Plans during the calendar year or plan year, as applicable, in which the Closing Date occurs shall be credited or recognized under the applicable Welfare Plan.(iii) On the Closing Date, the parties shall enter into an agreement relating to Parent’s indemnification of Purchaser for all obligations arising under the German pension funds currently maintained by Rubbermaid GmbH.

     (c) Business Transferred Employees

(i)	For a period of at least one year after the Closing Date, the Purchaser shall provide, or shall cause its Subsidiaries employing such individuals to provide, the Business Transferred Employees with such compensation and pension (if any), health, welfare and other employee benefit plans, programs and policies, and fringe benefits that, in the aggregate, are substantially comparable to those provided to such employees immediately prior to the Closing Date. The Purchaser will, and will cause its Subsidiaries employing such individuals to, give to the Business Transferred Employees the same seniority credit with the Purchaser and such employing Subsidiaries as the Business Transferred Employees previously earned up to the Closing Date for all purposes in connection with such benefits including for purposes of determining the Business Transferred Employees’ eligibility to participate, vesting, or qualification or eligibility for any benefit or privilege (including vacation) based on length of service under any employee benefit plan, practice or policy established, maintained or contributed to by the Purchaser, and shall cause the Purchaser’s benefit plans to reflect the foregoing requirement.

(ii)	The Purchaser shall cause its or its employing Subsidiaries’ plans referred in (d) that are employee welfare benefit plans (“Welfare Plans”) to offer continuation of health benefits coverage to the Business Transferred Employees (and their eligible dependents) to the extent required by applicable laws. The Purchaser shall waive all limitations as to preexisting conditions, waiting periods, actively at work requirements and physical examination requirements with respect to participation and coverage requirements applicable to the Business Transferred Employees (and their spouses and dependents) under any of the Purchaser’s Welfare Plans. For purposes of computing deductible amounts, co-payments or similar adjustments or limitations on coverage of an Business Transferred Employee (including coverage for the Business

Transferred Employee’s spouse and dependents) under any Welfare Plan after the Closing Date, expenses and claims previously recognized for similar purposes under any Transferred Subsidiary’s existing Welfare Plans during the calendar year or plan year, as applicable, in which the Closing Date occurs shall be credited or recognized under the applicable Welfare Plan.

     (d) No Restriction of Rights

     Nothing in this Section 6.6 is intended to limit the Purchaser’s right to terminate the employment of any of the Affected Employees under applicable laws or to take any action legally permitted in order to effect a restructuring or reorganization of the EHP Business.

Section 6.7 Consents

     (a) The Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement or any Ancillary Document may be required from parties to the Transferred Contracts and that such consents and waivers may not be obtained. Notwithstanding any of the representations and warranties set forth in Article IV, none of Parent, the Stock Sellers, the Business Sellers or the Transferred Subsidiaries shall have any liability whatsoever to the Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Transferred Contract as a result thereof, except as provided in Sections 6.7(b) and 6.7(c) and 6.7 (d).

     (b) As promptly as practicable following the date of this Agreement and up to the Closing Date, Parent shall use its commercially reasonable efforts and shall cause the Stock Sellers, the Business Sellers or the Transferred Subsidiaries to use their commercially reasonable efforts to obtain any such consents and waivers; provided, however, that such efforts shall not include any requirement on the part of Parent, the Stock Sellers, the Business Sellers or the Transferred Subsidiaries to expend money, commence or participate in any litigation or offer or grant any guaranty or any other accommodation (financial or otherwise) to any third party. From the Date of this Agreement up to the Closing Date, Parent shall keep and shall cause the Transferred Subsidiaries, the Stock Sellers and the Business Sellers to keep, the Purchaser informed of the status of the application process for such consents and waivers. During this period, the Purchaser shall cooperate to the maximum extent possible with Parent and each of the Stock Sellers, the Business Sellers and the Transferred Subsidiaries in connection with obtaining any such consents and waivers.

     (c) If, notwithstanding the efforts made by Parent, the Stock Sellers, the Business Sellers, the Transferred Subsidiaries or the Purchaser pursuant to Section 6.7(b) above, any Material Contract cannot be vested in the Purchaser, on or prior to the Closing Date, as a result of the relevant third party’s failure or refusal to deliver any required consent or waiver effecting the novation or the assignment of such Material Contract, then the parties shall cooperate in a manner that, to the extent feasible, prevents any violation of the terms of any such Material Contracts yet preserves the intent of the parties as set forth in this Agreement to provide the Purchaser with the benefits and obligations under such Material Contract. If the relevant third party’s consent is refused or otherwise not obtained on terms reasonably satisfactory to the Purchaser within 180 days of the Closing Date, the Parent shall be entitled to cause the relevant Business Seller to terminate, at the cost of Parent, the Material Contract and such termination shall constitute a breach of this Agreement and thus be subject to an indemnification obligation in accordance with Article IX to the extent that such breach of Parent causes a Material Adverse Effect.

     (d) As promptly as practicable following the date of this Agreement, the contract with the Grand Duchy of Luxembourg regarding the droit de superficie relating to land located in Niedercorn held by Rubbermaid Luxembourg Sàrl shall be vested in the Transferred Subsidiary or the Purchaser without any cost relating to the period prior to the Closing Date.

Section 6.8 Inter-company Accounts, Agreements and Transactions

     Except for such arrangements as may be continued pursuant to the Transition Services Agreements to be entered into pursuant to Section 6.11, or as specifically provided elsewhere in this Agreement, Parent shall cause all contracts and arrangements entered into between any of the Transferred Subsidiaries or any of the Business Sellers and Parent or any of its Subsidiaries or Affiliates that is not an EHP Subsidiary to be terminated immediately prior to Closing with no further Liabilities on the part of any party thereto.

Section 6.9 Release of Guarantees

     (a) Parent, the Stock Sellers, the Business Sellers and certain Subsidiaries or Affiliates of Parent that are not EHP Subsidiaries, have (i) issued certain guarantees identified in Schedule 6.9(a)(I) and (ii) obtained certain surety or performance bonds identified in Schedule 6.9(a)(II). The Purchaser also acknowledges that Parent, the Stock Sellers, the Business Sellers and any such Parent’s Subsidiaries or Affiliates that are not EHP Subsidiaries, have been, or may be, required to furnish security for the benefit of the issuer or issuers of such bonds, including in the form of an irrevocable stand-by letter or letters of credit. Such existing guarantees listed in Schedule 6.9(a)(I) and any additional guarantees issued prior to Closing in the ordinary course of business are referred to herein as the “Guarantees”, and such existing bonds listed in Schedule 6.9(a)(II) and any additional bonds obtained prior to Closing in the ordinary course of business are referred to herein as the “Bonds”.

     (b) On or prior to the Closing Date, to the extent that such Guarantees or Bonds have been issued in order to secure any item to be reflected in the Closing Net Working Capital, the Purchaser shall (i) use its best efforts to (A) obtain complete and unconditional release of Parent, the Stock Sellers, the Business Sellers and any Affiliate or Subsidiary of Parent that is not an EHP Subsidiary, at the Closing with respect to each of the Guarantees and Bonds and (B) cause the issuer or issuers thereof to terminate and redeliver to Parent, the Stock Sellers or the Business Sellers any stand-by letter of credit or other security provided by any of them or any Subsidiary or Affiliate of Parent that is not an EHP Subsidiary in connection with Bonds and (ii) in the event such releases cannot be obtained, provide a full and unconditional counter-guarantee given directly by the Purchaser, a financial institution reasonably acceptable to Parent or a Subsidiary of the Purchaser that is counter-guaranteed by the Purchaser to the relevant entity in respect of the guaranteed and/or secured obligations or Liabilities to the extent they arise from the Transferred Assets or Assumed Liabilities. Parent shall cause the Business Sellers to assist, and the Stock Sellers to cause the Transferred Subsidiaries to assist, the Purchaser with such actions as and when reasonably requested by the Purchaser on or prior to the Closing Date.

Section 6.10 Resignations

     Parent shall cause the Stock Sellers to cause to be delivered to the Purchaser on the Closing Date duly signed resignations, effective at the time of the Closing, of all directors and auditors of the Transferred Subsidiaries other than the persons identified in writing by the Purchaser at least ten days prior to the Closing.

Section 6.11 Transition Services

     Following the Closing Date, as set forth in Exhibit E, Parent on the one hand shall continue to provide, or cause to be provided, to the Purchaser and the Transferred Subsidiaries and the Purchaser on the other hand shall provide, or cause to be provided, to Parent and its Affiliates certain administrative, distribution, manufacturing and other services on a transitional basis in accordance with the terms of agreements to be entered as of the Closing Date, containing the terms summarized in Exhibit E (the “Transition Services Agreements”), it being agreed that no Tax services shall be provided to the Purchaser under the Transition Services Agreements.

Section 6.12 Right to Use Certain Marks; Corporate Names

     (a) To the extent that any trademarks, service marks, brand names or trade, corporate or business names of Parent, the Stock Sellers, the Business Sellers or any of Parent’s Subsidiaries or Affiliates that is not an EHP Subsidiary, that (i) are Excluded Intellectual Property (as such term is defined in Section 6.12(d)) or (ii) are carved out from the Assets of the Transferred Subsidiaries pursuant to Section 6.2 hereof (hereinafter referred to as “Seller’s Marks”) are used in the EHP Business on stationery, signage, equipment, invoices, receipts, forms, advertising and promotional materials, training and service literature and materials, software or like materials (hereinafter referred to as “Transferred Marked Materials”, which shall not include the product molds), the Transferred Subsidiaries and the Purchaser may use such Transferred Marked Materials for a period ending six months after the Closing Date (or with respect to the commercial catalogs and advertising equipment ending on December 31, 2005), but the Purchaser shall not without the prior written consent of Parent use such Seller’s Marks in any other manner during such six month period (or such period ending on December 31, 2005), nor in any manner whatsoever thereafter.

     (b) After the Closing Date, the Purchaser shall not, and shall procure that the Transferred Subsidiaries do not, reorder any Transferred Marked Materials. Within six months following the Closing Date, the Purchaser shall, and shall cause the Transferred Subsidiaries to, replace or alter any signage to remove any reference to Seller’s Marks and shall remove all Seller’s Marks from any equipment, training materials or software.

     (c) To the extent that any trademarks, service marks, brand names or trade, corporate or business names of any of the Transferred Subsidiaries that are not carved out pursuant to Section 6.2 hereof (hereinafter referred to as “Transferred Marks”) are used in the non-EHP Business of Parent or any of its Affiliates on financial reports and securities filings, stationery, signage, equipment, invoices, receipts, forms, advertising and promotional materials, training and service literature and materials, software, company Internet sites, or like materials (hereinafter referred to as “Retained Marked Materials”), Parent and its Affiliates may continue, for a period of six months after the Closing Date (or with respect to the commercial catalogs and the advertising equipment ending on December 31, 2005), to use such Retained Marked Materials. Parent shall not without the prior written consent of the Purchaser use such Transferred Marks in any other manner during such six-month period (or such period ending on December 31, 2005), nor in any manner whatsoever thereafter, except to the extent required to be included in financial reports or securities filings provided that the fact that the EHP Business has been sold is mentioned. After the Closing Date, Parent shall not, and shall procure that its Affiliates do not, reorder any Retained Marked Materials. Within six months following the Closing Date, Parent shall, and shall cause its Affiliates to, replace or alter any signage to remove any reference to Transferred Marks and shall remove all Transferred Marks from any equipment, training materials or software.

     (d) Within 60 days following the Closing Date, the Purchaser shall cause each of the Transferred Subsidiaries to change their respective corporate names so that they do not contain “Newell”, “Newell Rubbermaid” or “Rubbermaid” or any derivation thereof.

     (e) On the Closing Date, Parent and the Purchaser will enter into a transitional intellectual property license in form and substance reasonably satisfactory to both parties, regarding the use of trademarks, trade names, patents, designs, models and drawings, domain names and similar rights that are registered or subject to an application for registration and owned, used, filed by or licensed to any of the Business Sellers but not included in the Transferred Assets and any related intellectual property rights or interests (hereinafter referred to as the “Excluded Intellectual Property”), for the sale and distribution of existing unfinished products and finished products, on which such Excluded Intellectual Property may appear in combination with marks or designs included in the Intellectual Property. Such license shall permit the Purchaser, for a maximum period of twelve months, to continue to use the “Rubbermaid” mark in the molds transferred to the Purchaser hereunder and shall require the Purchaser to use its commercially reasonable efforts to alter the molds so as to remove the “Rubbermaid” as soon as possible and in any event prior to the end of such twelve-month period.

Section 6.13 Accounts Receivable; Claims

     (a) As promptly as practicable after the date of this Agreement, Parent shall, and shall cause each of its Subsidiaries performing invoicing for the EHP Business to, establish separate invoices for the EHP products and any non-EHP products invoiced by such entity.

     (b) To the extent there exist as of the Closing Date any accounts receivable owing to any of the Business Sellers or the Transferred Subsidiaries and relating to both EHP products and non-EHP products (the “Mixed Accounts Receivable”), Parent shall retain all such Mixed Accounts Receivable and pay to the Purchaser at the Closing an amount in cash equal to the portion of such Mixed Accounts Receivable that relates to EHP products, as evidenced by the invoices for such Mixed Accounts Receivable as determined by an independent accounting firm to be designated by Parent and the Purchaser and redacted to omit non-EHP items, which shall be delivered to the Purchaser at Closing.

     (c) At the Closing, Parent shall pay to the Purchaser an amount in cash equal to the Accounts Receivable relating to the EHP Business the benefit of which is owned by any Subsidiary or Affiliate of Parent that is not an EHP Subsidiary.

     (d) After the Closing, Parent and its Affiliates shall not make any direct solicitation for the collection of amounts due with respect to any accounts receivable to which the Purchaser is entitled in accordance with the terms of this Agreement. In the event that Parent or any of its affiliates receives payment in respect of any accounts receivable relating to the Transferred Assets, such payment shall be promptly forwarded and remitted to Purchaser.

     (e) To the extent, pursuant to Section 1.3(i), any claims or, pursuant to Section 1.3(j), any Accounts Receivable except for Mixed Accounts Receivable, in each case, that conform to the definition of Transferred Assets cannot be transferred to or held in trust for the Purchaser, Parent shall, or shall cause one of its Affiliates to, use it reasonable best efforts to collect on such claims or Accounts Receivable and to remit all proceeds so collected to Purchaser promptly following receipt of payment by Parent or its relevant Affiliate.

Section 6.14 Insurance Matters

     (a) Transferred Subsidiaries

(i)	No Parent group insurance policies will be transferred with any Transferred Subsidiary.

(ii)	In the event that any of the Transferred Subsidiaries wishes to make a claim after the Closing Date in respect of events occurring prior to the Closing Date or in the event that any third party makes any claim against any such Transferred Subsidiary in respect of events occurring prior to the Closing Date, Parent shall, if there is at such time any remaining insurance coverage for the benefit of such Transferred Subsidiaries under insurance policies of Parent or any of its Affiliates, make any statement of claim with the relevant insurance companies and pay to such Transferred Subsidiary any proceeds actually received by Parent or such Affiliate from such insurance coverage.

     As far as insurance claims already made by any Transferred Subsidiary prior to the Closing Date but not yet paid are concerned, Parent shall cooperate with the relevant Transferred Subsidiary in order to collect the amounts due by the relevant insurance companies and promptly remit it to the Transferred Subsidiary.

     (b) Transferred Assets

(i)	In the event that any third party makes any claim against the Purchaser in respect of events occurring prior to the Closing Date (including a claim of a third party that has purchased any EHP Business product directly or indirectly from any Business Seller prior to the Closing Date based on alleged hidden defects in such product), Parent shall, if there is at such time, any remaining insurance coverage that would be applicable for the benefit of the Purchaser under any insurance policy of Parent or any of its Affiliates, make any statement of claim with the relevant insurance companies and pay to the Purchaser any proceeds actually received by Parent or such Affiliate from such insurance coverage.

(ii)	After the Closing, the Purchaser shall cooperate with Parent or the Business Sellers in connection with any bona fide insurance claim made by Parent or Business Seller for its own account, arising under insurance policies in effect prior to the Closing Date with respect to any action or inaction that occurred prior to the Closing Date and that, in Parent’s reasonable judgment, may give rise to a claim under such policies.

Section 6.15 No Solicitation

     From the date hereof and up to the Closing Date, Parent, its representatives and agents, the Stock Sellers, the Business Sellers and the Transferred Subsidiaries shall be prevented from, directly or indirectly, (i) soliciting or encouraging any inquiries or proposals for, or continue or enter into any discussions with respect to, or enter into any agreement providing for, the acquisition by any third party of the EHP Business or (ii) furnishing or causing to be furnished to any third party any non-public information concerning the EHP Business in connection with any proposed sale thereof, except in each case in the ordinary course of business or as required by applicable laws and regulations.

Section 6.16 Non Competition, No Solicitation Restricting Parent

     (a) Commencing on the Closing Date, and until the fifth anniversary of the Closing Date, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, own, manage, operate, join, control, participate or have any interest in or be connected with, as a partner, shareholder, director, advisor or consultant, any person or entity that is conducting a Competing Business, except as otherwise permitted below.

     (b) Notwithstanding anything to the contrary contained herein, nothing in this Section 6.16 will:

(i)	Prohibit or restrict Parent or any of its Affiliates from making a Financial Investment in any Person who engages in a Competing Business;

(ii)	Prohibit or restrict any Person that is not an Affiliate of Parent on the Closing Date and that becomes a controlling Affiliate of Parent following the Closing Date, by way of a bona fide third-party acquisition of Parent or any of its Affiliates (by way of merger, asset sale or other combination or otherwise not intended to be a device for the purpose of avoiding this Section 6.16), from continuing to engage in a Competing Business in which it is engaged at the time it becomes such a controlling Affiliate of Parent; or

(iii)	Prohibit or restrict Parent or any of its Affiliates from acquiring equity interests in a Person (such Person, together with any Affiliate (or portion of any Affiliate) acquired with such Person, the “Acquired Person”) that is engaged in operating activities, which include a Competing Business, so long as the Competing Business represented no more than 12.5% of such Person’s consolidated sales in the last 12 full months prior to such acquisition; in the event the Competing Business represents more than the 12.5% previously mentioned, Parent will, and Parent will cause such Acquired Person and such Affiliates of Parent to, divest itself or themselves of the assets and operations of such Acquired Person and such Affiliates of Parent that relate primarily to the Competing Business within 12 months following the date of such acquisition.

     (c) As used in this Section 6.16:

(i)	“Competing Business” means the activity of manufacturing, marketing or sale of plastic products for home storage and garage organization, food storage, laundry, bath, cleaning, closet organization and refuse removal within the Territory; and

(ii)	“Financial Investment” means any acquisition of less than 50% of the equity or other ownership interests of a Person to the extent that such interests do not give Parent the right (by law or contract) (A) to appoint executive officers or a number of directors sufficient to determine board decisions of such Person or (B) to direct or cause the direction of management and policies of such Person.

(iii)	“Territory” means Russia and each country within Europe, the Middle East and Africa.

     (d) Commencing on the Closing Date and until the second anniversary of the Closing Date, Parent shall not, and shall cause each of the Stock Sellers and the Business Sellers not to, directly or indirectly, (i) induce any Affected Employee to terminate employment with any Transferred Subsidiary, the Purchaser or any of its Affiliates, and (ii) employ or offer employment to any such person, unless such person shall have ceased to be employed by any Transferred Subsidiary, the Purchaser or any of its Affiliates at least six months prior to the time such offer of employment is extended, it being agreed that this Section 6.16(e) shall not prevent Parent or any Stock Seller or Business Seller from (A) engaging in general solicitations of employment not specifically directed at such employees, or (B) employing any person who has contacted Parent or such Stock Seller or Business Seller on his or her own initiative without any direct or indirect solicitation (other than general solicitations described in the foregoing clause (A)) by or encouragement from Parent or such Stock Seller or Business Seller.

Section 6.17 Non Competition, No Solicitation Restricting Purchaser

     (a) Commencing on the Closing Date and until the third anniversary of the Closing Date, the Purchaser shall not, and shall cause the Transferred Subsidiaries and any of its other Affiliates not to use any of the moulds or any of the intellectual property transferred or made available to the Purchaser (i) as part of the Assets of the Transferred Subsidiaries or the Transferred Assets, or (ii) under the terms of the Transition Services Agreements referred to in Section 6.11, so as to, either alone or in conjunction with any other Person, directly or indirectly (including as a member, agent, shareholder or investor or in any other capacity), within the Territory, engage in, the manufacture or marketing of any products that are the same or similar to, those manufactured or marketed at any time prior to the Closing Date, as part of the Commercial Products Business of the Newell Rubbermaid group and that are listed in Schedule 6.17(I), to the extent that such products are to be distributed, sold or otherwise disposed of through any business to business (“BtoB”) channel.

     The parties hereto expressly acknowledge that this provision shall not apply to the portion of the Commercial Products Business of the Newell Rubbermaid group described in Schedule 6.17(a)(II), for which the Purchaser, on the one hand, and Parent, the Stock Sellers or the Business Sellers, or any of their affiliates, on the other hand, will enter into the transition services agreements set forth in Section 6.11.

     As used in this Section 6.17(a):

•	“BtoB” means the distribution, servicing or marketing of products, for an industrial or commercial use, whether directly by supplying Persons involved in industrial or commercial activities, or indirectly, including through specialized distributors supplying such products to such Persons;

•	“Commercial Products Business” means the activity of manufacturing, distributing, servicing, selling or marketing plastic products for food service, material handling, safety, cleaning and waste management activities and which are manufactured by the above stated molds; and

•	“Territory” means the countries listed in Schedule 6.17(a)(III) hereto.

     (b) Commencing on the Closing Date and until the third anniversary of the Closing Date, the Purchaser shall not, and shall cause the Transferred Subsidiaries and any of its other Affiliates not to use any of the moulds and any of the intellectual property transferred or made available to the Purchaser (i) as part of the Assets of the Transferred Subsidiaries or the Transferred Assets, or (ii) under the terms of the Transition Services Agreements referred to in Section 6.11 so as to, either alone or in conjunction with any other Person, directly or indirectly (including as a member, agent, shareholder or investor or in any other capacity), within the United States of America and Asia, engage in, the manufacture or marketing of any products that are the same or similar to, those manufactured or marketed at any time prior to the Closing Date, as part of the EHP Business.

Section 6.18 Confidentiality of Information

     For a period of five years following the Closing, Parent shall not, and shall cause its employees and each of the Stock Sellers and the Business Sellers and their respective employees not to, use for any purpose or disclose to any person any proprietary or confidential information relating to the Transferred Subsidiaries, the Transferred Assets and more generally the EHP Business, except if (A) such information becomes generally available to the public other than as a result of an act or omission by Parent or such Stock Seller or Business Seller, or (B) Parent, such Stock Seller or Business Seller is requested or required, in connection with any proceeding by or before a Governmental Authority, to disclose such proprietary or confidential information (or any portion thereof). In the event that any of Parent, such Stock Seller or Business Seller is required to disclose any such information under any law or regulation, such person shall, to the extent practicable, promptly notify the Purchaser of such requirement so that the Purchaser may seek an appropriate order in summary proceedings (référé).

Section 6.19 Termination of the Italian Business Lease

     On or prior to the Closing Date, Parent shall cause Rubbermaid B.V. to cause Curver Italia Srl to terminate, at Parent’s cost, the business lease entered into with Newell SpA on October 28, 2004, regarding the lease of Curver Italia Sarl’s business to Newell SpA, with effect as of the Closing Date.

Section 6.20 Finalization of Schedules

     (a) The parties acknowledge that certain of the Schedules referred to in this Agreement are not complete as of the date hereof and expressly agree that Parent shall have the right to modify, and Purchaser shall have the right to request modifications to, the Schedules to include additional items at any time and from time to time up to 10 days prior to the Closing Date (except for Schedule 6.2(a) which may only be modified until 10 days prior to completion of the Secondary Transfer), subject to the prior approval of the other party (such approval not to be unreasonably delayed, refused or withheld).

     (b) In the event Parent or the Purchaser objects to any addition to the Schedules requested by the other party-on the basis that the Asset or Liability that is proposed to be added to a Schedule does not relate primarily to the EHP Business (or with respect to Schedule 6.2(a) on the basis that such Asset relates primarily to the EHP Business), Parent and Purchaser shall jointly review the books and records related to such Asset and evaluate if the criteria on the basis of which the Net Working Capital Positions, the Fixed Assets Positions and the Unaudited Balance Sheets referred to in Section 4.6 (a) have been established have been respected. If the Asset or Liability in question meets such criteria (or in the case of Secondary Transfers does not meet such criteria), it shall be added to the relevant Schedule and included under this Agreement as part of the Transferred Assets, Assumed Liabilities or Secondary Transfers, as the case may be. If it does not meet such criteria (or in the case of Secondary Transfers it does meet such criteria), it shall not be added to the Schedule and shall instead be retained by the relevant Business Seller or Transferred Subsidiary, as the case may be.

     (c) The Purchaser shall have the right to request modifications of Schedule 6.9, to the extent that such modifications relate to Guarantees and Bonds that have been issued in order to secure accounting items that are not included in the Closing Net Working Capital.

Section 6.21 Lease Agreements

     (a) The Purchaser and Parent expressly agree that the lease agreements relating to the premises located at Roissy and Brunssum (as such premises are further described in Schedule 6.21) will be transferred, on the Closing Date, to the Purchaser as part of the EHP Business. Parent shall assume or shall cause Curver Rubbermaid France SAS to assume a portion of the penalty costs that the Purchaser may be required to pay as a result of the termination of the lease in Roissy at any time prior to the term of this lease scheduled for March 31, 2006, provided that such portion so assumed by Parent or Curver Rubbermaid France SAS shall not exceed 1.64 million euros in the aggregate. Any amount that Parent or Curver Rubbermaid France SAS may be required to pay to the Purchaser under this Section shall be paid by way of a set-off of such amount against the first payments in respect of the Additional Price.

     (b) If for any reason, the Roissy or the Brunssum lease agreement referred to in Section 6.21(a) cannot be transferred to the Purchaser, the Purchaser shall assume,

respectively 50% and 60% of the running and termination costs that Parent or the relevant Business Seller may be required to pay as a result of the early termination of the lease in Roissy or Brunssum and shall pay such amount within 10 days of receipt of a justification of payment of the running costs and termination fee by Parent.

Section 6.22 Notification of Contract Terminations

     In the event that Parent, any Transferred Subsidiary or any Business Seller receives a notice of termination or cancellation concerning any of the contracts referred to in Section 4.17(b), Parent shall within three days of receipt of such notice inform the Purchaser of the receipt of the notice (including the reason, if any, given for termination therein) and the effective date of such termination or cancellation.

ARTICLE VII

TAXES

Section 7.1 Indemnification

     (a) Parent shall be responsible for and shall indemnify and hold the Purchaser harmless against all Taxes of Parent, the Stock Sellers, the Business Sellers or the Transferred Subsidiaries, other than (i) any Taxes that are Assumed Liabilities and (ii) any Taxes owed for Tax periods (x) beginning after the Closing Date or (y) beginning before and ending after the Closing Date, but in such case only for the portion of Taxes attributable to the period beginning on the Closing Date.

     (b) Parent shall, therefore, be responsible for and shall indemnify and hold the Purchaser harmless against any Tax costs incurred as a result of the Secondary Transfers described in Section 6.2(a).

     (c) The Purchaser shall be responsible for and shall indemnify and hold Parent, the Stock Sellers or the Business Sellers, harmless against all Taxes (i) of the Purchaser, or any consolidated, combined or unitary group of which the Purchaser is or will be a member, and (ii) of the Transferred Subsidiaries, other than any Taxes owed for Tax periods (x) ending prior to the Closing Date or (y) beginning before and ending after the Closing Date, but then only for the portion of Taxes attributable to the period ended on the Closing Date.

     (d) The Purchaser’s and Parent’s, the Stock Sellers’ and the Business Sellers’ indemnification obligations contained in this Section 7.1 shall be in addition to those contained in Article XI, shall not be subject to the limitations set forth in Section 11.3(a), and shall survive the Closing and shall continue in full force and effect until 30 days after the applicable statute of limitations has expired with respect to each Tax referred to in this Section 7.1.

Section 7.2 Filing Responsibility

     (a) Parent shall cause the Business Sellers to timely prepare and file, and shall cause the Stock Sellers to cause the Transferred Subsidiaries to timely prepare and file, all Tax Returns of the Transferred Subsidiaries or related to the Transferred Assets for all Tax periods ending on or before the Closing Date.

     (b) The Purchaser shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns of the Transferred Subsidiaries or related to the Transferred Assets for all tax periods which begin before and end after the Closing Date. The Purchaser shall provide, or cause to be provided, to Parent, the Stock Sellers or the Business Sellers a substantially final draft of each such Tax Return at least 30 days prior to the due date for filing such Tax Return (including all attachments thereto, the calculation of the Tax base or Tax and any other requested supporting documentation), for review by such Parent, such Stock Seller or Business

Seller, and each such draft shall be provided to Parent, the relevant Stock Seller or Business Seller in any event no less than 15 days prior to such due date. Parent, the Stock Sellers and the Business Sellers shall notify the Purchaser of any reasonable objections each may have to any items set forth in such draft Tax Return having an adverse effect on Parent’s, the Stock Seller’s or the Business Seller’s liability to pay Taxes pursuant to this Agreement. Upon such event, the Purchaser and the Parent agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return.

Section 7.3 Cooperation

     After the Closing, the Purchaser and Parent, the Stock Sellers or the Business Sellers shall promptly make available or cause to be made available to the other, as reasonably requested, and to any Tax authority, all information, records or documents relating to Tax Liabilities and potential Tax Liabilities relating to the Transferred Subsidiaries and the Transferred Assets and/or Assumed Liabilities for all periods prior to or including the Closing Date and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof. The Purchaser shall prepare and provide to Parent, any Stock Seller or Business Seller any Tax information packages requested by Parent, such Stock Seller or Business Seller for use in preparing such Parent’s, Stock Seller’s or Business Seller’s Tax Returns for any Tax period ended on or prior to the Closing Date. Such Tax information packages shall be completed by the Purchaser and provided to Parent, such Stock Seller or Business Seller within 75 days after the request therefor. Each party shall bear its own expenses in complying with the foregoing provisions.

Section 7.4 Refunds or Credits

     Any refunds or credits of Taxes to which the Transferred Subsidiaries may be entitled with respect to Tax periods that ended before the Closing Date or began before and ended after the Closing Date, together with all interest to be received thereon, shall be recognized as assets of the Transferred Subsidiaries for the purpose of the determination of the Closing Net Working Capital. The Purchaser will not allow the amendment of any Tax Return relating to any Taxes for a period (or portion thereof) ending on or prior to the Closing Date or the carryback of an item to a period ending on or prior to the Closing Date without the prior written consent of Parent or the Stock Sellers.

Section 7.5 Contests

     Whenever any tax authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which any one of Parent, the Stock Sellers or the Business Sellers is or may be liable under this Agreement, the Purchaser shall, if informed of such an assertion, promptly inform such Parent, Stock Seller or Business Seller, and such Parent, Stock Seller or Business Seller shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations only affect the amount of Taxes for which such Parent, Stock Seller or Business Seller may be liable under this Agreement. Whenever any tax authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which the Purchaser is liable under this Agreement, Parent shall promptly inform the Purchaser, and the Purchaser shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations affect only the amount of Taxes for which Purchaser may be liable under this Agreement.

     Whenever any tax authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which the Purchaser or Parent, the Stock Sellers or the Business Sellers may be liable under this Agreement, each Party shall, if informed of such an assertion, promptly inform the other Party, and the Purchaser and Parent agree to consult and determine in good faith, and in respecting the Transferred Subsidiary’s financial interest, any resulting proceedings and to determine jointly whether and when to settle any such claim, assessment or dispute.

Section 7.6 Tax Audits

     Notwithstanding anything in this Agreement to the contrary, the Purchaser shall control the representation of the interests of the Transferred Subsidiary in any Tax audit or administrative or court proceeding relating to Tax Returns with respect to which Parent or such Stock Seller may be liable to pay Taxes pursuant to this Agreement; provided however, that the Purchaser will consult with Parent and the relevant Stock Seller regarding any Tax issue of a Transferred Subsidiary related to a period prior to the Closing Date that may have any adverse effect on the Tax liability of Parent or any Stock Seller or Business Seller and, in such situation, Parent and the relevant Stock Seller shall have the right to instruct the Purchaser, at Parent’s or such Stock Seller’s expense, on the manner in which such audit or proceeding should be conducted, for Parent’s or such Stock Seller’s portion that relates to the period prior to the Closing Date, including the arguments that should be submitted and those that should not. The Purchaser may decline to follow such instructions, in which case Parent and the relevant Stock Sellers shall have no further liability for any Taxes of the relevant Transferred Subsidiary or Business Seller for the relevant period, notwithstanding any other provision of this Agreement.

ARTICLE VIII

CLOSING CONDITIONS; CLOSING STEPS;

LOCAL AGREEMENTS

Section 8.1 Conditions to Obligations of Each Party

     The obligations of the parties to consummate the transactions contemplated hereby are conditioned upon the satisfaction, at or prior to the Closing, of the following conditions provided, however, that one party may not rely on the failure of any of the following conditions in this Section 8.1 to be satisfied if such failure was caused by that party’s failure to act in good faith or to use reasonable best efforts to cause the Closing to occur, as required by Section 6.4:

     (a) No statute, rule, regulation or executive order or judgment, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the purchase and sale of the Transferred Stock and the Transferred Assets and the assumption of the Assumed Liabilities shall be in effect.

     (b) The waiting period under any applicable law, if applicable to the purchase and sale of the Transferred Stock and the Transferred Assets and the assumption of the Assumed Liabilities, shall have been terminated or expired.

     (c) The proposed sale of the Transferred Stock and the Transferred Assets and the assumption of the Assumed Liabilities as a going concern (including liabilities relating to the Business Transferred Employees) shall have been notified to the appropriate workers’ councils or similar employees’ representatives, to the extent and in the manner required under applicable laws, all information and consultation processes with such councils or employees’ representatives shall have been duly completed and all necessary opinions of such councils or representatives shall have been received by the Transferred Subsidiaries, Business Sellers and Stock Sellers concerned, and each such Transferred Subsidiary, Business Seller and Stock Seller shall have given due consideration to such opinions in the context of the proposed sale of the Transferred Stock and the Transferred Assets.

Section 8.2 Conditions to Obligations of the Purchaser

     The obligation of the Purchaser to purchase and pay for the Transferred Stock and the Transferred Assets and to assume the Assumed Liabilities is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions:

     (a) Parent shall have delivered to the Purchaser the consents of third parties specified in Schedule 8.2(a). In particular, the approval of the Grand Duchy of Luxembourg for the transfer of the shares referred to in Schedule 4.2 (b) shall have been obtained.

     (b) No event shall have occurred since the date hereof that renders it impossible, as evidenced by affidavits of internationally recognized insurance brokers, for Purchaser to obtain insurance coverage in any insurance market against risks related to the operation of the EHP Business the occurrence of which would result in a Material Adverse Effect.

Section 8.3 Partial Closing

     In the event, the conditions relating to workers council notifications have not been satisfied in any of France, Germany or The Netherlands within six months of the date hereof but all other conditions in this Article VIII have been satisfied, Parent and Purchaser may agree to proceed with the Closing hereunder and under all Local Agreements the conditions to the consummation of which have been satisfied or, if applicable, waived as of such time. In such event, the closing under the remaining Local Agreements shall occur as promptly as practical upon the satisfaction of the relevant condition relating to workers council notification.

Section 8.4 Closing and Closing Date

     The closing of the transactions contemplated hereby (the “Closing”) shall take place at 1 p.m. Paris, France time at the offices of Debevoise & Plimpton LLP, 21 avenue George V, Paris, France or at such other location agreed to by the parties, as promptly as practicable following, but in any event no later than (i) the third Business Day after, the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2 hereof and (ii) the 4 month anniversary of the date of this Agreement; provided, however, that such period shall automatically be extended to the 6 month anniversary of the date of this Agreement if all of the conditions to Closing set forth in Article VIII have been or are capable of being satisfied at the time of such extension other than the condition set forth in Section 8.1(b). The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 8.5 Closing Requirements

     At the Closing, the following shall occur:

     (a) The Purchaser shall (A) pay to Parent (for subsequent distribution by Parent to the Stock Sellers and the Business Sellers, under the sole responsibility of Parent, as set forth in Section 2.1), by wire transfer of immediately available funds to the account designated by Parent on or before the second Business Day prior to the Closing Date, any amount referred to in Article II as payable on the Closing Date, and (B) deliver to Parent the Note;

     (b) Subject to the terms and conditions hereof, Parent will cause the respective Stock Sellers and Business Sellers to, and the Purchaser will, consummate the transactions under the various Local Agreements, as set forth on Schedule 8.6(b) hereto, providing for the sale, transfer, assignment or other direct or indirect conveyance of the Transferred Assets and the Transferred Stock to Purchaser, effective as of the Closing Date.

     (c) The parties shall execute and cause to be executed the following agreements:

–	The Transition Services Agreements (as defined in Section 6.11);

–	The transitional intellectual property license agreement referred to in Section 6.12;

–	The escrow agreement referred to in Section 6.2(b); and

–	The agreement relating to Parent’s indemnification of Purchaser for obligations arising under the German pension funds.

     Each relevant Stock Seller shall deliver or cause to be delivered letters of resignation of the board members and auditors or, as the case may be, the general partner, of each relevant Transferred Subsidiary in accordance with Section 6.10;

     (d) Each Business Seller shall deliver, and each Stock Seller shall cause each Transferred Subsidiary to deliver, resolutions of the board of management, supervisory board, board of directors, or obtain a vote of shareholders at a general meeting of such shareholders of such Business Seller or such Transferred Subsidiary acknowledging or approving the transfer of the Transferred Stock and Transferred Assets and the assumption of the Assumed Liabilities, wherever any such acknowledgement or approval is required by law or under the constitutional documents of such Business Seller or Transferred Subsidiary; (f) Parent shall deliver to the Purchaser a certificate dated the Closing Date attesting the representations and warranties of Parent, for its own account or on behalf of the Stock Sellers, the Business Sellers or the Transferred Subsidiaries, contained in this Agreement are true and correct in all respects, as of the time of the Closing as though made as of such time.

     (e) The Purchaser shall deliver to Parent a certificate dated the Closing Date attesting the representations and warranties of the Purchaser contained in this Agreement are true and correct in all respects, as of the time of the Closing as though made as of such time.

     (f) Parent shall deliver to the Purchaser a certificate dated the Closing Date attesting all of the obligations and covenants of Parent, for its own account or on behalf of the Stock Sellers, the Business Sellers or the Transferred Subsidiaries, (including the Secondary Transfers) required to be performed at or prior to the Closing pursuant to the terms hereof shall have been duly performed in all material respects.

     (g) The Purchaser shall deliver to Parent a certificate dated the Closing Date attesting all of the obligations and covenants of the Purchaser required to be performed at or prior to the Closing pursuant to the terms hereof shall have been duly performed in all material respects.

     (h) All other payments required to be made by a party on the Closing Date pursuant to this Agreement or any other agreement signed prior to the Closing Date (including the one referred to in Section 6.6 (b) (iii) an the one referred to in Section 6.7 (d)) shall be paid;

     (i) All other documents, instruments and writings required to be delivered by a party at or prior to the Closing Date pursuant to this Agreement shall be delivered (if not previously delivered) to the party entitled thereto, including, for the avoidance of doubt, all documents evidencing the satisfaction or waiver of the conditions or requirements set forth in Article VIII: and

     (j) Parent will cause each Stock Seller to cause each Transferred Subsidiary to deliver (i) resolutions of its respective board of management, supervisory board or board of directors approving, for purposes of submission to the statutory auditors, the December 31, 2004 financial statements of such entity, (ii) the unaudited financial statements as of and for December 31, 2004 and (iii) to the extent they can be prepared prior to completion of the audit by the statutory auditors, management reports (“rapport de gestion”)(and other documents required for purposes of the statutory auditors’ review) on such financial statements.

Section 8.6 Local Agreements

     (a) Parent, on the one hand, shall cause each Stock Seller and each Business Seller to enter and the Purchaser, on the other hand, shall enter into local agreements on or prior to the Closing Date, in order to effect the transfers of the Transferred Stock and the Transferred Assets and the assumption of the Assumed Liabilities contemplated herein.

     (b) Each Local Agreement will be drafted on the basis of the indications of Exhibit F, but with such variations as may be required to satisfy the requirements of local law, to adapt such agreement to the particular circumstances confronted in each country or to cover such additional matters as may be agreed upon by Parent and the Purchaser, in each case as may be negotiated in good faith by Parent and the Purchaser;

     (c) To the extent possible and advisable under local law and practice, each Local Agreement shall incorporate by reference the terms of this Agreement. Notwithstanding the foregoing, in the case of any inconsistency between the provisions of this Agreement and the provisions of a Local Agreement, the provisions of this Agreement shall prevail and Parent (acting for itself and on behalf of the Stock Sellers and the Business Sellers) and the Purchaser shall ensure that the inconsistent provisions of the relevant Local Agreement are adjusted to the extent necessary and permitted under local rules to give effect to the provisions of this Agreement. In the event local rules prevent the parties from making such adjustments, Parent and the Purchaser shall enter into such additional arrangements as necessary to preserve the economic and legal substance of the arrangements initially contemplated herein.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

Section 9.1 Damages

     (a) Parent, the Stock Sellers and the Business Sellers shall indemnify and hold harmless the Purchaser and the Transferred Subsidiaries from and against any and all claims, losses, damages, Liabilities, costs and expenses (including reasonable attorneys’ fees, expenses and Taxes incurred by the Purchaser as a result of such indemnification) (collectively, “Damages”) actually suffered or paid by the Purchaser or any Transferred Subsidiary as a result of the breach by such Parent, Stock Seller or Business Seller of (i) any representation or warranty made by Parent for its own account or on behalf of the Stock Sellers or the Business Sellers in this Agreement, and (ii) any covenant, undertaking or other agreement of Parent for its own account or on behalf of the Stock Sellers or the Business Sellers contained in this Agreement, it being agreed that each of Parent’s, the Stock Seller’s or Business Sellers’ liability for such breach shall be determined as set forth in Section 11.2.

     (b) The Purchaser hereby agrees to indemnify and hold harmless Parent, the Stock Sellers and the Business Sellers against Damages actually suffered or paid by such Parent, such Stock Seller or such Business Seller as a result of the breach by the Purchaser of (i) any representation or warranty made by the Purchaser in this Agreement and (ii) any covenant, undertaking or other agreement of the Purchaser contained in this Agreement.

     (c) Except as otherwise expressly provided in this Agreement, the indemnification provided for in this Article IX shall constitute the sole remedy of any party to the Agreement with respect to (i) breaches by any other party to this Agreement or any of the representations, warranties, agreements or covenants contained in this Agreement or any Local Agreement, (ii) any events, circumstances or conditions which are the subject of the representations, warranties, covenants or agreements contained in this Agreement or any Local Agreement, (iii) any other matters related to the transactions contemplated by this Agreement or any Local Agreement, and (iv) any other events, circumstances or conditions relating to the ownership or operation of the Transferred Subsidiaries, the Transferred Assets and the Assumed Liabilities, prior to the Closing Date.

     (d) To the extent that Parent, any Stock Seller or any Business Seller discharges any claim for indemnification hereunder, Parent, such Stock Seller or such Business Seller shall be subrogated, if legally possible, to all related rights of the Purchaser against third parties. To the extent that the Purchaser discharges any claim for indemnification hereunder, the Purchaser shall be subrogated, if legally possible, to all related rights of the Parent, any Stock Seller or any Business Seller against third parties.

     (e) Each party seeking indemnification under this Article IX (an “Indemnified Party”) shall be obligated in connection with any claim for indemnification under this Article IX to use its reasonable best efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

Section 9.2 Administration of Claims

     (a) Any Indemnified Party shall give each party from whom indemnification is being sought (each, an “Indemnifying Party”) notice of each matter for which such Indemnified Party is seeking indemnification (the “Indemnification Notice”), including a detailed description of the facts on the basis of which indemnification is being sought, a statement of the estimated amount of the alleged Damages and a reference to the provisions of this Agreement in respect of which such indemnification is being sought.

     (b) Within 30 days from the date on which the Indemnified Party becomes aware of the existence of the Damages (other than as a result of any claim asserted by a third party) in respect of which any Indemnifying Party may be liable under Section 9.1, the Indemnified Party shall give the Indemnification Notice to the Indemnifying Parties in accordance with Section 11.9.

     (c) Within 30 days of receipt of an Indemnification Notice, the relevant Indemnifying Party shall pay the Indemnified Party the amount specified in such Indemnification Notice, unless the Indemnifying Party delivers a notice of disagreement with the relevant indemnification claim within fifteen (15) days of its receipt of such Indemnification Notice. For a period of thirty (30) days following receipt of such notice of disagreement, the Indemnifying Party and the Indemnified Party shall seek in good faith to resolve the matters set forth in such notice. In the event the Indemnifying Party and the Indemnified Party are unable to resolve such matters within this thirty-day period, either the Indemnifying Party or the Indemnified Party may commence proceedings in accordance with Section 11.5.

Section 9.3 Third Party Claims

     (a) The obligations of an Indemnifying Party under this Article IX with respect to Damages arising from any claims of any third party which are subject to the indemnification provided for in this Article IX (collectively, “Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions:

(i)	If an Indemnified Party shall receive, after the Closing Date, initial notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within such time frame as necessary to allow for a timely response and in any event within 30 days of the receipt by the Indemnified Party of such notice.

(ii)	The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party (and the Indemnified Party shall authorize the Indemnifying Party to so assume and control the defense of such Third Party claim as an agent or otherwise as permitted by applicable laws).

(iii)	In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.

(iv)	No Third Party Claim which is being defended by the Indemnified Party as provided above in this Section 9.3 shall be settled by the Indemnified Party without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

Section 9.4 Duration

     All claims for indemnification under Section 9.1 must be asserted on or prior to the date that is 30 days after the termination of the respective survival periods set forth in this Section 9.4. The representations and warranties contained in this Agreement shall survive the Closing Date and the completion of the transactions contemplated herein, but only to the extent specified below:

     (a) Except as set forth in clause (b) below, the representations and warranties and the related indemnification obligations contained in this Agreement shall survive for a period ending eighteen (18) months as from the Closing Date.

     (b) The representations and warranties contained in Sections 4.12 and 4.16 and the related indemnification obligations as well as the indemnification obligations contained in Section 9.6 (b) below shall survive until the expiration of the statute of limitations applicable to the particular matter at issue as extended, as the case may be, pursuant to any relevant provision of any applicable law.

Section 9.5 Limits on Indemnification with respect to breaches of representations and warranties

     (a) None of Parent, the Stock Sellers or the Business Sellers shall be required to indemnify the Purchaser pursuant to Section 9.1(a), (i) unless the aggregate amount of Damages (after reduction as provided in Section 9.5(d)), for which (A) Parent, such Stock Seller or Business Seller would otherwise be required to indemnify the Purchaser hereunder in respect of any individual breach of a representation and warranty or series of related breaches arising out of the same facts and circumstances exceeds $ 7,500 , and (ii) unless and until the aggregate amount of all Damages in respect of all claims against one or more of Parent, the Stock Sellers or the Business Sellers pursuant to Section 9.1(a) exceeds $ 500,000, and in such case Parent, the Stock Sellers or the Business Sellers shall only be required to indemnify the Purchaser for Damages in excess of the first $ 500,000 of Damages.

     (b) Notwithstanding anything to the contrary contained in this Agreement but subject to Section 9.6, the maximum amount of Damages for which Parent, the Stock Sellers or the Business Sellers shall be obligated to indemnify the Purchaser and the Transferred Subsidiaries under Section 9.1(a) as a result of the delivery of an Indemnification Notice in respect of any individual breach of a representation and warranty pursuant to Section 9.2 or 9.3 shall be limited to (i) the cash portion of the Initial Purchase Price actually received by Parent less any amounts paid by Parent under Section 3.1(f) plus any amounts paid to Parent in cash under the Note and pursuant to Section 3.2(f) as determined on the date of delivery of such Indemnification Notice less (ii) the aggregate amount of Damages in respect of breaches of representations and warranties already indemnified by Parent, any Stock Seller or Business Seller as calculated immediately prior to the payment to be made by Parent, any Stock Seller or Business Seller as a result of such Indemnification Notice in accordance with this Article IX. For the avoidance of any doubt, the Adjusted Closing Date Cash Position (or any portion thereof) shall not be taken into account for the purpose of calculating the Purchase Price actually paid to Parent under this Section 9.5. The same limit will apply to the obligation of the Purchaser to indemnify Parent, the Stock Sellers or the Business Sellers under Section 9.1 (b).

     (c) The rights of the Purchaser to indemnification under clause (a) of Section 9.1 shall be further limited as follows:

(i)	The Purchaser shall not be entitled to receive Damages in respect of any claim to the extent that (A) such Damages would not have arisen but for the enactment of any legislation not in effect on the Closing Date or any change of any law or administrative practice of any governmental agency on and after the Closing Date or any change in any generally accepted accounting principles, including in each case any legislation or change which takes effect retroactively, (B) such Damages have arisen as a result of any act or omission by the Purchaser on or after the Closing Date (including resulting from any change in its accounting principles, practices or methodologies and any Damages arising from any breach by the Purchaser of its obligations, for its own account or on behalf of its Affiliates, under this Agreement or any Local Agreement), (C) such Damages (in whole or in part) are the result of any reduction of the aggregate amount of Tax losses carry forward of the Transferred Subsidiaries as of the Closing Date.

(ii)	The amount of any Damages incurred by the Purchaser shall be reduced by (A) the net amount of the Tax benefits realizable by the Purchaser by reason of such Damages or (B) an amount equivalent to any damages, indemnification, restitution or reimbursement or any other amounts, net of Taxes, recovered or recoverable on or after the Closing Date by the Purchaser or any of its Subsidiaries including the Transferred Subsidiaries from a third party (including any insurer of the Purchaser or any of its Subsidiaries including the Transferred Subsidiaries) in relation to the act, matter, omission or circumstance giving rise to the claim for indemnification.

(iii)	The Purchaser shall not be entitled to any indemnification under this Article IX in relation to (A) any Tax adjustment or assessment that only has a timing effect and results in the mere shifting of Tax over time, including depreciation or (B) any decrease in any current asset or Transferred Assets or increase in any liability of the Transferred Subsidiaries or in any Assumed Liabilities arising on or after the Closing Date, as compared with the corresponding amounts recorded in the Financial Statements directly resulting from any change to accounting principles actually applied by the Purchaser or any of its Subsidiaries including the Transferred Subsidiaries on or after the Closing Date.

Section 9.6 Specific Indemnities

     (a) The provisions of Section 9.5(b) shall not apply to any claim for indemnification against Parent, any Stock Seller or Business Seller arising out of or as a result of a breach of representations set forth in Section 4.8(a), 4.12 and 4.16. In the event of any claim for indemnification brought by the Purchaser or the Transferred Subsidiaries as a result of one or more incomplete or missing Assets pursuant to Section 4.8(a), Parent, the relevant Business Seller or Stock Seller shall have the option to satisfy such indemnification obligation in cash or by delivery of a substantially equivalent Asset.

     (b) The provisions of Section 9.5(b) shall not apply to any claim for indemnification against Parent or the relevant Stock Seller(s) arising out of or as a result of any third party claim challenging the validity of the droit de superficie relating to land located in Niedercorn held by Rubbermaid Luxembourg Sàrl under an agreement with the Grand Duchy of Luxembourg.

Section 9.7 Indemnities for Assumed Liabilities

     (a) Each Business Seller shall indemnify and keep indemnified the Purchaser against any Liability of any relevant Business Seller which is not an Assumed Liability, including any such Liability which is deemed to be, or becomes, a Liability of the Purchaser by virtue of any applicable law and which is not otherwise assumed by the Purchaser under this Agreement or any Local Agreement; and

     (b) The Purchaser shall indemnify and keep indemnified each Business Seller against:

(i)	all Assumed Liabilities;

(ii)	the Liabilities arising on and after the Closing Date in connection with the EHP Business, under the Transferred Contracts or under the Transferred Permits; and

(iii)	Any and all other Liabilities arising from and after the Closing Date in connection with the EHP Business, including for the avoidance of doubt, any such Liability which is or is deemed to be or becomes a Liability of any Business Seller by virtue of any applicable law.

     The provisions of Section 9.5 shall not apply to this Section.

ARTICLE X

TERMINATION

Section 10.1 Termination

     This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing by the mutual consent of Parent and the Purchaser, or by the Parent or the Purchaser as a result of the expiration of the 4-month period (or 6-month as the case may be) in accordance with Section 8.4.

     This Agreement may also be terminated at any time prior to Closing by the non-breaching party as a result of a breach by the other party of any of its material obligations or covenants, in accordance with the provisions of the French Civil Code, and shall have not cured such breach with 15 days of notice thereof, in such circumstances, the non-breaching party shall be entitled to reimbursement of 50% of its out-of-pocket costs and expenses relating to the transactions contemplated by this Agreement, including the costs and expenses of its respective counsel, financial advisors and accountants. In the event that the non-breaching party decides, in such circumstances, not to terminate the Agreement, and therefore to consummate the transactions contemplated hereunder, the Agreement shall remain in full force and effect, including Article IX.

Section 10.2 Effect of Termination or Absence of Closing

     In the event that this Agreement shall be terminated pursuant to Section 10.1 or that the Closing shall not have occurred, those rights and obligations and limitation of liabilities which by their nature are intended to survive, shall survive and accrued rights of action under any provision shall not be prejudiced, except for the case where the conditions are not fulfilled without any bad faith of any party.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Disclosure Schedules

     Any matter disclosed in any Schedule referred to in Article IV, as such Schedules shall be supplemented in accordance with Section 4.19 hereof, shall be deemed disclosed for all purposes and all other Schedules referred to in Article IV, to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other Schedules, except that such Section 11.1. shall not apply to the documents listed in Schedule 1.3 and identified in the index attached in Schedule 4.21(I) as sensitive documents.

Section 11.2 Liability of Parent and the Stock Sellers and Business Sellers

     It is expressly understood and agreed that with respect to the representations and warranties, agreements, covenants and other obligations set forth in this Agreement, Parent, on the one hand, and each Stock Seller or Business Seller, on the other hand, shall be jointly and severally liable but that as among the Stock Sellers and the Business Sellers, any such liability shall be several and not joint with any other Stock Seller or Business Seller and shall be solely in proportion to such Stock Sellers’ or Business Sellers’ respective ownership in the Transferred Stock, Transferred Assets or Assumed Liabilities, as the case may be.

Section 11.3 Expenses

     (a) Whether or not the transactions contemplated hereby are consummated, and except as otherwise expressly provided herein, the parties hereto shall pay all of their own costs and expenses relating to the transactions contemplated by this Agreement, including the costs and expenses of their respective counsel, financial advisors and accountants.

     (b) With respect to the Transferred Stock, all stamps, transfer, documentary, sales, use, value added, registration, property, excise and other such taxes (including all applicable real estate transfer or gain taxes) and fees (including any penalties, interest and additions to such taxes) incurred in connection with this Agreement and the transactions contemplated hereby (other than capital gain taxes) shall be paid by the Purchaser, and the Purchaser shall cooperate with the Stock Sellers and Parent shall cause the Stock Sellers to cooperate with the Purchaser, in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such tax laws. Parent shall cause each Stock Seller to pay any capital gain taxes due as a result of the sale of its portion of the Transferred Stock.

     (c) The allocation of the tax-related costs between the Purchaser and the Business Seller with respect to the Transferred Assets and the Assumed Liabilities

shall be governed by each relevant Local Agreement. Whenever possible under local law and regulation, all such costs shall be borne and paid by the Purchaser.

Section 11.4 No Offset

     Any payments due from a party under this Agreement other than payments to be made on the Closing Date, which may be netted against one another upon the mutual agreement of the parties, shall be made in the full amount due in accordance with the terms hereof without any deduction or offset for any amount owing to such party except as expressly provided for in Sections 3.1(f) and 6.21.

Section 11.5 Governing Law; Arbitration

     (a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of France without giving effect to any conflict of law provisions thereof.

     (b) Except as provided for in Section 3.1(d) and Section 3.2(e), any dispute, controversy or claim arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration. The arbitration shall be conducted in accordance with the International Chamber of Commerce (ICC) Rules of Arbitration in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties hereto (the “ICC Rules”). The seat of the arbitration shall be Geneva, Switzerland, and it shall be conducted in the English language, provided that either party may submit testimony or documentary evidence in any language if it furnishes, upon the request of the other party, a translation into English of any such testimony or documentary evidence. The parties expressly waive and exclude, pursuant to Article 192 of Chapter 12 of the Swiss Private International Law Act, the right to bring any setting aside proceeding pursuant to Article 190 of Chapter 12 of the Act.

     (c) The arbitration shall be conducted by three arbitrators, provided that the chair of the tribunal shall be a citizen of the United States. The party initiating arbitration (the “Claimant”) shall appoint an arbitrator in its request for arbitration (the “Request”). The other party (the “Respondent”) shall appoint an arbitrator within 30 days of receipt of the Request and shall notify the Claimant of such appointment in writing. If within 30 days of receipt of the Request by the Respondent, either party has not appointed an arbitrator, then that arbitrator shall be appointed by the International Chamber of Commerce. The first two arbitrators appointed in accordance with this provision shall appoint a third arbitrator within 30 days after the Respondent has notified Claimant of the appointment of the Respondent’s arbitrator or, in the event of a failure by a party to appoint, within 30 days after the International Chamber of Commerce has notified the parties and any arbitrator already appointed of its appointment of an arbitrator on behalf of the party failing to appoint. When the third arbitrator has accepted the appointment, the two arbitrators making the appointment shall promptly notify the parties of the appointment. If the first two arbitrators appointed fail to appoint a third arbitrator or so to notify the parties within the time period prescribed above, then the International Chamber of Commerce shall appoint the third arbitrator and shall promptly notify the parties of the appointment. The third arbitrator shall act as Chair of the tribunal.

     (d) Parent and the Purchaser agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the International Chamber of Commerce, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial proceedings relating to the arbitration or otherwise.

     (e) The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the parties. The award may include an award of costs, including reasonable attorneys’ fees and disbursements.

Section 11.6 Captions

     The Article and Section captions used herein and in the Schedules are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 11.7 Publicity

     Prior to the Closing, no party hereto shall issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other party, except as such party believes, after receiving the advice of outside counsel, may be required by law or by any listing agreement with or listing rules of a national securities exchange or trading market or inter-dealer quotation system to which such party is subject, in which case, the party proposing to issue such press release or make such public statement shall use its reasonable best efforts to consult in good faith with the other parties before issuing such press release or making such public statement. The requirements of this Section 11.7 shall be in addition to those included in the Confidentiality Agreement.

Section 11.8 Records

     After the Closing, the Purchaser shall afford Parent and its attorneys, accountants, officers and other representatives reasonable access, during normal business hours, to the books and records of the Transferred Subsidiaries and to the Transferred Books and Records (and shall permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person). The Purchaser shall, and shall cause the directors, officers and employees of the Transferred Subsidiaries and the relevant Business Transferred Employees to, furnish all information requested by Parent in connection with financial reporting and tax matters (including financial and tax audits and tax contests), third party litigation and other similar business purposes. The Purchaser shall, and shall cause the Transferred Subsidiaries to, maintain all such books and records in the jurisdiction in which such books and records were located prior to the Closing Date if required by applicable law and shall not destroy or dispose of any such books and records without the prior written consent of Parent; provided, however, that the Purchaser shall be entitled to destroy any of such books and records after the seventh anniversary of the Closing Date with the prior written consent of Parent; provided further, however, that if Parent does not consent to the destruction of such books and records, the Purchaser may deliver them to Parent.

Section 11.9 Notices

     Any notice or other communications required or permitted hereunder shall be sufficiently given if delivered in person, transmitted via facsimile (with confirmation thereof), or sent by telecopy or by registered or certified mail, postage prepaid, or recognized overnight courier service addressed as follows:

     (a) If to the Purchaser:

Jardin International Holding BV
Ericsson Straat 17
POB 224 5120 Rijen, The Netherlands

Attention: Managing and Financial Officer
Tel: 31- 161 228 300
Fax: 31 – 161 228 387

with a copy to: Eubelius
5-7 rue de la Bonté 1000 Brussels Belgium
Attention: Jeanine Windey_
Tel: 32 – 2 548 31 48
Fax: 32 – 2 543 3101

(b) If to Parent:

Newell Rubbermaid Inc.
1OB Glenlake Parkway
Suite 600
Atlanta, Georgia 30328
USA

Attention: General Counsel
Tel: /770 4073838
Fax: /770 4073987

with a copy to: Debevoise & Plimpton
Attention: Antoine F. Kirry/Marc Castagnède

_____________________________
Tel: 33 1 40 73 12 12
Fax: 33 1 47 20 50 82

     or such other address or number as shall be furnished in writing by any such person, and such notice or communication shall be deemed to have been given (a) as of the date so personally delivered, transmitted via facsimile or sent by telecopy, (b) on the third Business Day after the mailing thereof or (c) on the first Business Day after delivery by recognized overnight courier service.

Section 11.10 Parties in Interest

     This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that the Purchaser may designate one or more of its wholly-owned Subsidiaries to enjoy all or a portion of its rights and perform all or portion of its obligations under this Agreement; provided, however, that in the event of such designation by the Purchaser, the Purchaser shall unconditionally and irrevocably guarantee to Parent the prompt and full discharge by such other Subsidiaries of the Purchaser of all of the Purchaser’s obligations under this Agreement in accordance with the terms hereof. The Purchaser also hereby agrees that, if such other Subsidiaries of the Purchaser fail to perform and discharge promptly all such obligations and Liabilities in accordance with such terms, the Purchaser will, forthwith, at the request of Parent, perform and discharge the same. The unconditional obligation of the Purchaser hereunder will not be affected, impaired or released by any extension, waiver or amendment (other than such Subsidiaries’ performance). This Agreement, and all rights and obligations hereunder, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 11.11 Counterparts

     This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

Section 11.12 Entire Agreement

     This Agreement, including the Exhibits, Schedules and all Ancillary Documents which form a part hereof, and the Confidentiality Agreement, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter other than the Confidentiality Agreement (subject to the terms of Section 6.3(e)).

Section 11.13 Third Party Beneficiaries

     Except as provided in Section 11.8, nothing in this Agreement, including without limitation Section 6.6, shall confer any rights upon any Person or entity which is not a party or a successor or permitted assignee of a party to this Agreement.

Section 11.14 Brokers

     Parent and the Purchaser shall be solely responsible for all fees, expenses and other costs payable to, or incurred by, brokers or finders that have acted for such party in connection with this Agreement or the transactions contemplated hereby, including any brokerage fee, finder’s fee or commission in respect thereof. Parent shall also be solely responsible for all fees payable to investment bankers, other than any fees paid in full by the Transferred Subsidiaries prior to the Closing, that acted for the Transferred Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

Section 11.15 Amendments, Waivers

     (a) This Agreement may only be modified by a written amendment duly executed by the Purchaser and Parent.

     (b) No tolerance or inaction on the part of any of the parties hereto may be construed as a waiver of its rights under this Agreement.

Section 11.16 Severability

     If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

Section 11.17 Interpretation

     For the purposes hereof, the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Paragraph, Exhibit and Schedule references are to the Articles, Sections, Paragraphs, Exhibits and Schedules of this Agreement unless otherwise specified.

     Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

     The words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first written above, which is the date of execution.

     As used in this Agreement, the term “Business Day” means a day, other than a Saturday or a Sunday, on which banking institutions in the city of Paris are required to be open.

     The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 11.18 Certain Definitions

     (a) The following terms used herein shall have the following meanings:

     “Accounts Receivable” means the accounts receivable owing to any of the Business Sellers or the Transferred Subsidiaries, as the case may be, to the extent that they arise primarily in the course of the EHP Business (and whether or not yet due or payable) at Closing, to be transferred at Closing.

     “Adjusted EBIT” means the EBIT (as defined in Schedule 3.2) generated by the EHP Business adjusted (a) to exclude any extraordinary expenses, one-time items, restructuring costs (other than the Restructuring Costs directly relating to the restructuring of the EHP Business following this transaction to the extent that they have been incurred on or prior to the end of the 21st month following the Closing Date), any expense incurred in connection with the consummation of the transactions contemplated herein and other costs and expenses set forth in Schedule 3.2. For purposes of this definition, “Restructuring Costs” shall mean all amounts paid to Affected Employees that are terminated pursuant to a collective lay-off plan following the Closing Date and whose termination becomes effective no later than the end of the 21st month following the Closing Date.

     “Affected Employees” means the Business Transferred Employees, the Stock Transferred Employees and the Other Affected Employees.

     “Affiliates” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the Person specified.

     “Ancillary Documents” means the Local Agreements, the agreements described in Section 2.3, and all other agreements to be executed on or after the date hereof and necessary to the consummation of the transactions contemplated in this Agreement.

     “Assets” means all assets, rights, properties, claims and contracts of every kind, nature, character and description, tangible and intangible, wherever located.

     “Business Transferred Employees” means the employees (including employees on vacation, leave of absence, short or long term disability) of the Business Sellers employed primarily in the conduct of the EHP Business and to be transferred as of the Closing Date to the Purchaser pursuant to the Transfer Provisions.

     “Cash” means the aggregate amount of cash on hand or credited to any account with a financial institution and short term investment securities (with a maturity of less than three months) which are readily convertible into cash other than treasury shares less the amount of any check or payment order of whatever nature issued by the Transferred Subsidiaries in favor of any third party prior to the Closing Date and not yet cleared or otherwise applied against the relevant credit balances on the Closing Date.

     “Control” (including the correlative terms “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interest, by contract or otherwise.

     “Employment Costs” means a sum equivalent to the aggregate of (i) the amount payable or paid in respect of the employment of any Business Transferred Employee or any Other Affected Employee (including, but not limited to, salary, wages, tax and social security contributions, employer’s pension contributions, bonus, insurance premium, payments or allowances or any other consideration for employment) and (ii) the cost of providing any non-cash benefits, which the employer provides by law or contract or informal custom or arrangement in connection with such employment (including, but not limited to, other employee benefit provisions).

     “Employment Liabilities” means in relation to any Business Transferred Employee or any Other Affected Employee, any and all losses arising out of or connected with his or her employment or the employment relationship, or termination of his or her employment, or of the employment relationship (including, but not limited to, all losses in connection with any claim for redundancy pay, or damages or compensation for unfair or wrongful dismissal or breach of contract).

     “Environmental Laws” means any applicable law whose subject matter is the protection of the natural environment against the effects of Hazardous Substances, excluding any zoning, space planning, architectural design and other laws of such types.

     “Financial Debt” means the indebtedness owed by the Transferred Subsidiaries, to certain third parties as further described in paragraphs (i) through (iii) below:

(i)	indebtedness recorded on the books of the Transferred Subsidiaries, as long term bank debt;

(ii)	indebtedness recorded on the books of the Transferred Subsidiaries as short term bank debt, including overdrafts;

(iii)	any security issued or assumed by any of the Transferred Subsidiaries in order to secure any of the financial debt referred to in clauses (i) and (ii) above.

     “Governmental Authorities” means any foreign, federal, state or local governmental or regulatory body, agency or authority.

     “Hazardous Substances” means pollutants, contaminants, hazardous or toxic materials, wastes or chemicals.

     “knowledge” of any Person means, for an individual, actual knowledge, and for a legal entity, the actual knowledge of the individual that is a senior manager of such entity resulting from a written communication specifically addressed to such individual (and with respect to environmental matters set forth in Section 4.16, the reasonable knowledge of the individual in charge of the supervision of such matters).

     “Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, law, statute or otherwise, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, including accounts payable but excluding Financial Debt.

     “Local Agreement” means any agreement (each of which shall be substantially in the form of Exhibit F) to be entered into by Parent, a Stock Seller or a Business Seller, on the one hand, and the Purchaser, on the other hand, on or prior to the Closing Date as required under the laws of any relevant jurisdiction in order to ensure (i) the effective transfer of legal title to the Transferred Stock and/or (ii) the effective transfer of legal title to the Transferred Assets and the assumption of the Assumed Liabilities, in each case in accordance with the terms of this Agreement.

     “Material Adverse Effect” means a material adverse effect on all or a substantial part of the business, Assets, financial condition or results of operations of the Transferred Subsidiaries and Business Sellers (it being understood that the reference to “business”, for the Transferred Subsidiaries, is to the currently conducted, ongoing business of these Transferred Subsidiaries as a going concern, and for the Business Sellers, is to the currently conducted, ongoing business primarily relating to the EHP Business, of these Business Seller as a going concern), or on the ability of each of Parent, the Stock Seller or the Business Seller to consummate the transactions contemplated hereby in a timely manner, except in each case for any disruptions caused by or arising out of (i) any adverse change in the general economic environment or in the industry where the Transferred Subsidiaries or the Business Sellers operate, (ii) the enactment of any legislation or any significant change of any law or administrative practice or any change in applicable generally accepted accounting principles, (iii) the marketing of the EHP Business by Parent to potential buyers or the announcement of the sale of the EHP Business to Purchaser under the terms of this Agreement and in accordance with Section 11.7, it being expressly acknowledged that the EHP Business has been incurring and may continue to incur significant operating losses.

     “Net Working Capital” has the meaning ascribed to it in Schedule 3.1(a).

     “Permitted Liens” means (i) Liens for taxes, assessments or governmental charges or levies on property not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) statutory, common law or contractual Liens of mechanics, carriers, workmen, repairmen and other like Liens arising from or incurred in the ordinary course of business, (iii) Liens arising under equipment leases with third parties entered into in the ordinary course of business.

     “Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

     “Stock Transferred Employees” means all employees (including employees on vacation, leave of absence, short or long-term disability or lay-off) employed by the Transferred Subsidiaries as of the Closing Date, to the extent that the activity of such employees relates primarily to the EHP Business.

     “Subsidiaries” means, with respect to any Person, another Person in whom the majority of the ordinary shares or other securities entitled (other than upon the occurrence of certain events) to elect such Person’s board of directors or other comparable governing body are owned by such first Person directly or indirectly through one or more intermediaries.

     “Transfer Provisions” means the legislation in each relevant jurisdiction implementing the provisions of EEC Directive no. 2001/23/CE dated March 12, 2001 applicable to the Transferred Employees’ terms and conditions of employment in the transfer of the EHP Business as a going concern.

     [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

JARDIN INTERNATIONAL HOLDING BV	NEWELL RUBBERMAID INC.

By: /s/ Oren Vaner	By: /s/ Hartley D. Blaha

Name: Oren Vaner	Name: Hartley D. Blaha
Title: M&A Director	Title: Vice President- Corporate Development

Schedules

Schedule 1.1(a)	Home Products Item File

Schedule 1.1(b)	Assets

Schedule 1.3	Transferred Assets

Schedule 3.1(a)	Agreed Accounting Principles

Schedule 3.2	Certain Expenses

Schedule 4.2(b)	Consents

Schedule 4.6(a)	Financial Data and Statutory Financial Statements

Schedule 4.6(b)	Unaudited Profit and Loss Statements

Schedule 4.8(a)	Liens

Schedule 4.8(b)(I)	Owned Real Property

Schedule 4.8(b)(II)	Permitted Real Estate Liens

Schedule 4.8(b)(III)	Leases on Owned Real Property

Schedule 4.8(c)(I)	Leased Real Property

Schedule 4.8(c)(II)	Leased Real Property Title Exceptions

Schedule 4.9	Material Adverse Effect Events

Schedule 4.10(a)	Actions, Suits or Proceedings

Schedule 4.10(c)	Product Liability

Schedule 4.11(a)	Intellectual Property

Schedule 4.11(b)	Intellectual Property Agreements

Schedule 4.11(c)	Intellectual Property Claims

Schedule 4.12(a)	Filing Tax Returns

Schedule 4.13(c)	Permit Renewal Applications

Schedule 4.13(d)	Subsidies

Schedule 4.14(a)	Employment Agreements and Benefits

Schedule 4.14(b)	Employees

Schedule 4.14(c)	Employee Benefit Plan Contributions and Filings

Schedule 4.14(d)	Labor Incidents

Schedule 4.14(e)	Employment Changes

Schedule 4.14(f)	Required Notices

Schedule 4.14(g)	Arrangements and Rights

Schedule 4.16	Environmental Compliance

Schedule 4.17(b)	Contract Termination Notice

Schedule 4.17(c)	Conduct Restrictions

Schedule 4.21(I)	Data Room

Schedule 4.21(II)	Financial Information Provided

Schedule 5.2	Purchaser’s Consents/Conflicts

Schedule 6.1	Exceptions to Operating Restrictions

Schedule 6.2(a)	Unrelated Assets and Liabilities

Schedule 6.5(e)	Other Employees

Schedule 6.5(e)(i)	Form of Offer

Schedule 6.9(a)(I)	Guarantees

Schedule 6.9(a)(II)	Bonds

Schedule 6.17(a)(I)	Commercial Products

Schedule 6.17(a)(II)	Certain Commercial Products

Schedule 6.17(a)(III)	Territory

Schedule 6.21	Premises at Roissy and Brunssum

Schedule 8.2(a)	Third Party Consents

Schedule 8.6(b)	Local Agreements